FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building
8 Jian Guo Men Bei Street
Dongcheng District, Beijing, People's Republic of China 100005
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-____N.A.____

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By: ______________________
Name: Jesse Liu
Title: Chief Financial Officer

Date: July 20, 2006

HURRAY!

2005 Annual Report

www.hurray.com

Table of Contents

Company Profile

We are a leading provider of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China over mobile networks and through the Internet. We also provide a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

We offer our wireless value-added services over three 2.5G platforms, wireless application protocol (WAP), multimedia messaging services (MMS) and Java™, as well as over three 2G platforms, short messaging services (SMS), interactive voice response (IVR) and ringbacktones (RBT).

We distribute our wireless value-added services through mobile telecommunication networks controlled and operated by the two principal mobile operators in China, China Unicom and China Mobile. In 2005, we also commenced offering certain of our services through the limited mobility "PHS" networks operated by China Telecom and China Netcom, which are also China's principal fixed-line network operators.

We market and promote our wireless value-added services through joint effort with the mobile operators, as well as through direct advertising, Internet marketing alliances, and handset vendor partnerships. We also continue exploring other new ways to effectively reach out to mobile users and market our services.

For music-related products such as ringtones, RBT, and MP3-quality truetone downloads or playbacks embedded in our SMS, IVR, RBT, WAP, MMS, Java™ or Internet services, we license music rights from a number of international and domestic record companies directly or through their authorized representatives in China. As revenues generated by music-related products have become an increasingly large portion of our total wireless value-added services revenues, we expanded our business upstream in the wireless value chain in the second half of 2005 by entering into agreements to acquire controlling stakes in two major domestic independent record labels in China, Huayi Brothers Music and Freeland Digital Music.

We also design, develop, sell and support service provisioning and management software, called VASPro, and are the sole provider of this type of software to China Unicom for its nation-wide WAP portal. Our VASPro software enables mobile operators to manage a variety of functions related to the sale of 2.5G services by third party service providers through mobile operators' WAP portals.

For the year 2005, we had revenues of $62.4 million, an increase of 16.7% over revenues of $53.4 million for 2004. Our net income for the year 2005 was $18.6 million, an increase over net income of $17.2 million for the year 2004. In 2005, the percentage of revenues from 2G services, 2.5G services and software and system integration services was 32.3%, 57.6% and 10.1%, compared with 28.0%, 52.8% and 19.2% in 2004, respectively.

CEO Letter To Shareholders

June 30, 2006

Dear Shareholders,

2005 and the first half of 2006 were exceptional periods in Hurray!'s history. In 2005, our company listed on the Nasdaq National Market, a key milestone in the company's history. Further, we made remarkable progress toward becoming a leading digital music production and distribution house in China. We entered 2005 with business concentration and product differentiation issues in a challenging regulatory and operating environment, and we exited 2005 with fundamental improvement in our business in terms of balanced operator reach, expanded service platforms, diversified marketing and promotion channels, and differentiated products. In short, we believe that we have built a much more robust foundation for a long-term sustainable business.

Starting from 2005, the company has been focusing on the following strategic initiatives:

- Building balanced operator reach, emphasizing growth from China Mobile, China Telecom and China Netcom accounts;
- Establishing full wireless value-added services platforms to include WAP, MMS, Java™, SMS, IVR, and CRBT platforms;
- Building diversified marketing, promotion and distribution channels, emphasizing operator-independent channels; and
- Increasing differentiated products through in-house development and partnerships, with particular focus on music and music-related products.

During the year, Hurray! significantly improved its revenue mix and made major strides in addressing its business concentration issues. This is reflected by our significant progress in the following areas:

- Wireless value-added services revenues (WVAS) revenues generated from the China Mobile, China Telecom and China Netcom accounts grew 111.9% year-over-year to $19.8 million in 2005. As a percentage of total WVAS revenues, it increased to 35.4% in 2005 compared to 21.7% in 2004. The percentage further increased to 61.6% in the first quarter of 2006.

- WVAS revenues generated from SMS, IVR, CRBT, MMS, and Java platforms grew 46.2% year-over-year to $21.8 million in 2005. As a percentage of total WVAS revenues, it increased to 39.0 % in 2005 compared to 34.6% in 2004. The percentage further increased to 61.1% in the first quarter of 2006.

- WVAS revenues generated from operator-independent marketing and distribution such as Internet marketing alliances, direct media advertising and handset vendor partnerships reached 13.0%, or $7.4 million, of total WVAS revenues in 2005, as compared to 0% in 2004. The percentage further increased to 29.0% in the first quarter of 2006.

Further, Hurray! took significant steps in 2005 in developing new innovative products and acquiring proprietary content and content development expertise in-house and through strategic investments, focusing on music and mobile games. Specifically:

- In the second quarter, Hurray! launched the first mobile album in China, before scheduled CD release.

- In the third quarter, Hurray! launched the first single in China simultaneously over mobile and Internet platforms, jointly with leading Chinese language Internet search company Baidu, skipping CD release altogether.

- In October, Hurray! signed up "Super Girl" finalist Jane Zhang to produce her first and future albums, together with well-known Chinese movie and music production company, Huayi Brothers.

- In November, Hurray! agreed to acquire a 60% interest in the music business of Freeland group, a pioneer and leader in Internet music production and distribution which produced famous pop stars such as Xiangxiang, Yang Chengang, and Yang Yi and recent top hits such as "Mice Love Rice", "Song of Pigs", and "Return, My Love".

- In December, Hurray! acquired a 51% interest in the music business of Huayi Brothers, the well-known brand name in China for movie and music production and distribution.

- Also in December, Hurray! agreed to acquire Shanghai Magma, a leading mobile game developer and distributor in China.

- More recently, in the first quarter of 2006, Hurray! and Huayi Brothers Music partnered with Yahoo! China in promoting Jane Zhang's first EP through Huayi Brothers Music's offline channels, Yahoo! China's Internet platform, and Hurray!'s wireless platforms. This marketing campaign alone generated record breaking offline EP sales of 300,000 units at Huayi Brothers Music.

- Music related revenues from ringtones, RBTs, truetone downloads and playbacks embedded in our WAP, MMS, SMS, IVR and CRBT services have grown to represent approximately 47.0% of total WVAS revenues for the first quarter of 2006, as compared with approximately 20.0% for the same period a year ago. Total music-related revenues from our recorded music and our music-related wireless value-added services with music content, were about 52% of total content services revenues for the first quarter of 2006.

Hurray! has a clear vision to become a leading digital music production and distribution house in China. We are the first mover in all of the above-mentioned music initiatives in China. It demonstrates not only our commitment to building the Hurray! brand name and our core competence in digital music content production and distribution, but also our drive to differentiate ourselves by offering mobile users in China what they truly want and are willing to pay for.

We thank you for your continued support.

Sincerely,

Qindai Wang
Chairman of the Board,
Chief Executive Officer

Highlights in 2005

Highlight 1

In February 2005, we completed our initial public offering and listed American Depositary Shares, representing our ordinary shares, on the Nasdaq National Market.

Highlight 2

Chinese Entrepreneur magazine ranked our company #1 in the category of "Top Profitability" in a review of the top 100 publicly listed, non-state-owned enterprises in China. Previously, we were also named to the 2005 list of "Future Stars — Top 21 Enterprises with Most Growth Potential" by Chinese Entrepreneur magazine.

Highlight 3

We were ranked #122 on Deloitte's 2005 Technology Fast 500 list of "Fastest Growing Technology Company in Asia Pacific" and ranked #27 out of all China-based companies.

Highlight 4

We acquired four wireless value-added services providers to help us further enhance and expand our portfolio of IVR, MMS, SMS, and JavaTM services.

Highlight 5

We launched China's first mobile album, "You are My Roses" from Pang Long, over the mobile networks before its CD or Internet release. In another innovation, we released China's first mobile single "I am on This Side of the World" by Chen Hao over Baidu's Internet search platform and our mobile platform simultaneously. We also launched the first EP of Liangying Zhang, a finalist in the popular Chinese television singing contest "Super Girl", with Yahoo! China simultaneously over Internet and mobile platforms and through traditional offline CD distribution channels.

Highlight 6

We agreed to acquire major equity interests in Freeland Digital Music and Huayi Brothers Music, the former a pioneer in Internet music production and distribution, and the latter a well known brand name in China for music production. Their artists' hits were popular in wireless and Internet downloads in 2005, and appeared in the Top 20 World list of Apple's iTunes services. An album of one of the bands of Huayi Brothers Music was also won the "Best Album of 2005" award at the CCTV-MTV Music Awards.

Highlights in 2005

Highlight 1
In February 2005, we completed our initial public offering and listed American Depositary Shares, representing our ordinary shares, on the Nasdaq National Market.

Highlight 2
Chinese Entrepreneur magazine ranked our company #1 in the category of "Top Profitability" in a review of the top 100 publicly listed, non-state-owned enterprises in China. Previously, we were also named to the 2005 list of "Future Stars — Top 21 Enterprises with Most Growth Potential" by Chinese Entrepreneur magazine.

Highlight 3
We were ranked #122 on Deloitte's 2005 Technology Fast 500 list of "Fastest Growing Technology Company in Asia Pacific" and ranked #27 out of all China-based companies.

Highlight 4
We acquired four wireless value-added services providers to help us further enhance and expand our portfolio of IVR, MMS, SMS, and Java^{TM} services.

Highlight 5
We launched China's first mobile album, "You are My Roses" from Pang Long, over the mobile networks before its CD or Internet release. In another innovation, we released China's first mobile single "I am on This Side of the World" by Chen Hao over Baidu's Internet search platform and our mobile platform simultaneously. We also launched the first EP of Liangying Zhang, a finalist in the popular Chinese television singing contest "Super Girl", with Yahoo! China simultaneously over Internet and mobile platforms and through traditional offline CD distribution channels.

Highlight 6
We acquired major equity interests in Freeland Digital Music and Huayi Brothers Music, the former a pioneer in Internet music production and distribution, and the latter a well known brand name in China for music production. Their artists' hits were popular in wireless and Internet downloads in 2005, and appeared in the Top 20 World list of Apple's iTunes services. An album of one of the bands of Huayi Brothers Music was also won the "Best Album of 2005" award at the CCTV-MTV Music Awards.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements, together with the notes thereto, included elsewhere in this annual report. Our audited historical consolidated financial statements have been prepared in accordance with U.S. GAAP.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect", "anticipate", "intend", "believe", or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

We are a leading provider of music and music-related services such as ringtones, ringbacktones and truetones to mobile users in China. We also offer a wide range of other wireless value-added services, including games, pictures and animation, community and other media and entertainment services. Our services are offered through the various service platforms available on the 2G and 2.5G networks operated by the mobile telecommunication network operators in China, principally China Unicom and China Mobile. Many of our services are also available to users in China through our website. In addition, we design, develop, sell and support service provisioning and management software, called VASPro, and are the sole provider of this type of software to China Unicom for its nation-wide WAP portal.

Our 2.5G services revenues are derived to a substantial extent from WAP services, the predominant 2.5G service available in China, and to a lesser extent from MMS. Our 2G services consist of SMS, IVR services and our recently introduced RBT services. Users pay for our services by monthly subscription and/or on a per-use basis. We receive payments for these services principally in the form of payments from the mobile operators after the users have paid for our services and the operators have deducted their service and network fees. We also earn revenues from our software and system integration services that enable mobile operators to manage and support wireless value-added services on the 2.5G and, in the future, 3G mobile networks.

We achieved net income of $18.6 million for 2005, $17.2 million for 2004 and $4.5 million for 2003. For 2005, we generated $62.4 million in total revenues, compared to $53.4 million and $23.1 million for 2004 and 2003, respectively, representing an increase of 16.7% and 169.7%, respectively. For 2005, 2G, 2.5G and software and system integration services accounted for 32.3%, 57.6% and 10.1% of our revenues, respectively, compared to 28.0%, 52.8% and 19.2% in 2004 and 58.3%, 18.5% and 23.2% in 2003. The increase in total revenues was driven by growth in demand for both 2G and 2.5G services, particularly music-related services. Our sales of services through China Mobile's networks also increased significantly in 2004 and 2005 compared to prior years. In 2005, the increase in revenues from wireless value-added services was offset in part by a decline in software and system integration services revenues as a result of our strategy to minimize third party hardware pass through sales in connection with our software projects.

We had retained earnings of $39.9 million, $21.3 million and $4.1 million as of December 31, 2005, 2004 and 2003, respectively.

We currently conduct our business in China through our wholly owned subsidiary, Hurray! Times Communications (Beijing) Ltd. ("Hurray! Times"). To comply with ownership requirements under Chinese law, which impose certain restrictions on foreign companies such as us, from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with eight affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities. Hurray! Solutions Ltd. ("Hurray! Solutions") is 85% and 15% owned by our chairman and chief executive officer, Qindai Wang, and one of our shareholders, Songzuo Xiang, respectively. Beijing Cool Young Information Technology Co., Ltd. ("Beijing Cool Young") is 95% owned by Hurray! Solutions and 5% owned by Qindai Wang. Beijing Enterprise Network Technology Co., Ltd. ("Beijing Network") is 50% and 50% owned by two individuals in China, Sun Hao and Wang Xiaoping. Beijing WVAS Solutions Ltd. ("WVAS Solutions") is 99% owned by Beijing Network, with the remaining 1% equally owned by Messrs. Sun and Wang. Beijing Palmsky Technology Co., Ltd. ("Beijing Palmsky") is 50% and 50% owned by two individuals in China, Hong Liu and Haoyu Yang. Beijing Hutong Wuxian Technology Co., Ltd. ("Beijing Hutong") is 50% and 50% owned by two individuals in China, Wenqian Xu and Yi Cai. Beijing Hengji Weiye Electronic Commerce Co., Ltd. ("Hengji Weiye") is 50% and 50% owned by two individuals in China, Hong Pan and Xiaoqing Guo. Shanghai Magma Digital Technology Co., Ltd. ("Shanghai Magma") is 50% and 50% owned by two individuals in China, Yi Zhang and Aiqin Shang.

In addition, Hurray! Digital Music Technology Co., Ltd. ("Hurray! Digital Music") is 50% owned by Hurray! Solutions, 25% owned by Beijing Network, and 25% owned by Beijing Hutong. In turn, Hurray! Digital Music holds a 51% equity interest in Huayi Brothers Music and a 60% equity interest in Freeland Digital Music.

Through our agreements with these Chinese affiliates, we have the power to vote all shares of all the shareholders of those companies on all their matters, through the general manager of Hurray! Times, as well as the right to enjoy the economic benefits of those companies, the exclusive right to purchase equity interests from the shareholders of those companies to the extent permitted by Chinese laws and the control of the major intellectual properties used by those companies.

Under Financial Accounting Standards Board ("FASB") Interpretation No. 46, or FIN 46, we are the primary beneficiary of the economic benefits of our variable interest entities, Hurray! Solutions, WVAS Solutions, Beijing Cool Young, Beijing Palmsky, Beijing Network, Beijing Hutong, Hengji Weiye, Shanghai Magma, Hurray! Digital Music, Huayi Brothers Music, and Freeland Digital Music. Accordingly, these entities are consolidated into our financial statements from and after the date we became the primary beneficially of each such entity. Transactions among these entities and our company and subsidiaries are eliminated in consolidation.

Recent Developments

As part of our strategy to establish a significant presence in the music development, production and distribution business in China and enhance our proprietary music library, we recently acquired majority interests in the music businesses of the Freeland Group and Huayi Brothers Group, which businesses represent two of the major domestic record labels in China. Specifically, in December 2005, we completed the acquisition of a 51% interest in Huayi Brothers Music, which at that time was a subsidiary of Huayi Brothers Group, a well known brand name in China for movie and music production and distribution. Huayi Brothers Music focuses on artist development, music production and offline distribution of music in China. As part of the agreement, the Company invested $4.3 million in cash for 51% of Huayi Brothers Music, of which $2.9 million was paid to the former shareholders of Huayi Brother Music and $1.4 million was paid to Huayi Brothers Music as a capital contribution.

In November 2005, we also entered into agreements to acquire the music business of Freeland Group, which is a group of affiliated companies in China that is engaged in the production and distribution of audio and video products through our acquisition of a 60% interest in Freeland Digital Music from certain entities of the Freeland Group. Such music business is a pioneer and leader in Internet music production and distribution which has produced famous pop stars such as Xiangxiang, Yang Chenggang, and Yang Yi. As part of the agreement, the Company will invest $7.6 million in cash for 60% of Freeland Digital Music, of which $2.2 million is payable to certain entities in the Freeland Group and $5.4 million is payable into Freeland Digital Music as a capital contribution.

In accordance with certain contractual arrangements, we are distributing the music content of Freeland Digital Music and Huayi Brothers Music via wireless and Internet platforms. In turn, the Freeland Group and

Huayi Brothers Group distribute the music of Freeland Digital Music and Huayi Brothers Music, respectively, via offline channels, such as music stores. The final consideration payable by our company for the interests in Freeland Digital Music and Huayi Brothers Music and the respective ownership interests of the shareholders of each company are subject to upward or downward adjustment based on the financial performance of each company in 2006, in the case of Freeland Digital Music, and in 2006 and 2007, in the case of Huayi Brothers Music.

In addition, to strengthen our mobile game development capabilities, we acquired Shanghai Magma, a leading mobile game developer and distributor in China, in January 2006. We paid an aggregate of $4.1 million for 100% of the equity interest in this company. The total consideration is subject to adjustments based on the future financial performance of Shanghai Magma's business in 2006 and 2007.

With the exception of the Shanghai Magma acquisition for which the total potential consideration is capped at $20 million, there is no cap on the additional consideration which may be payable by us in connection with the earn-out provisions for the above described acquisitions, and such amounts could be material. We cannot determine at this time whether there will be any upward or downward adjustment to the total consideration for the interests in Freeland Digital Music, Huayi Brothers Music or Shanghai Magma or to our ownership interests in Freeland Digital Music or Huayi Brothers Music. The results of Huayi Brothers Music were consolidated into our financial statements starting from December 31, 2005. The results of Freeland Digital Music and Shanghai Magma will be consolidated into our financial statements starting from January 1, 2006.

Factors Affecting Results of Operations and Financial Condition

The major factors affecting our results of operations and financial condition include:

- *Growth of the Wireless Value-Added Services Market in China.* Our financial results have been, and we expect them to continue to be, largely dependent on growth in the wireless value-added services market in China. Historically, 2G services, such as SMS, have represented the predominant portion of the wireless value-added services market in China and of our revenues. Our 2G services, all of which were SMS, represented 75.9% of our total wireless value-added services revenues in 2003. We commercially launched 2.5G services in September 2002 and began billing users for these services at the beginning of 2003. We subsequently launched our IVR services in 2004 and RBT services in 2005. Since the launch of these 2G and 2.5G services, we have experienced much higher growth rates in revenues from these services than from our SMS services. Our 2.5G services, primarily WAP services but also including MMS and Java™ which we introduced in 2005, represented 64.1% of our total wireless value-added services revenue for 2005. Our IVR services represented 15.2% of our total wireless value-added services revenue for 2005. We believe that our financial success in the near-term will depend on the growth of the market for our 2G and 2.5G services, especially services utilizing music content, where we have a leading position and, in the longer-term, on our ability to offer popular services on any new wireless technologies that are introduced in China such as 3G.

- *Positioning of Our Services on the WAP Portals of China Unicom and China Mobile.* A key component of our revenue growth is our ability to not only maintain access to China Unicom's and China Mobile's networks, but also to secure prominent positioning for our services at the top of the menu of services for each major service category on the mobile operators' WAP portals so that users see our services first when opening the service menus. Recently, however, Beijing Network, one of our affiliated operating companies providing WAP services through China Mobile, was issued a sanction by China Mobile in January 2006 for improper promotion of one of its WAP services. As part of the sanction, China Mobile downgraded all Beijing Network's WAP services to the bottom of the menu and temporarily suspended the approval of new service applications on all platforms (including SMS, IVR, RBT, WAP, MMS, and Java™) by Beijing Network and joint promotions with Beijing Network. We believe that such actions may negatively affect our WAP revenues for at least the first two quarters of 2006, although we have no basis at this time to quantify the effect of such sanction.

- *Network Service Agreements with China Unicom and China Mobile.* Our results of operations are dependent on the terms of network service agreements with China Unicom and China Mobile and the manner in which the mobile operators implement these agreements.

Each of these agreements is non-exclusive, and has a limited term, generally one or two years. Renewal of them on favorable terms depends on our relationship with these mobile operators at both the national and provincial level, the popularity of our services and our ability to maintain adequate levels of performance. Either mobile operator could alter any of these terms or terminate the contracts for a variety of reasons in the future, including, for example, to increase their own service or network fees in order to enhance their profitability at the expense of service providers.

• *Changes in Mobile Operator Policies or the Manner in Which They are Enforced.* The policies and procedures adopted by China Mobile and China Unicom regarding customer service, quality control and other aspects of the wireless value-added services industry significantly affect the revenue we receive. For example, in addition to the WAP sanctions received by Beijing Network described above, as part of China Unicom's efforts to improve customer service, it imposed a one-time fine on Hurray! Solutions, one of our affiliated operating companies providing SMS services, of approximately RMB5.7 million ($0.7 million) for improperly delivering one of its SMS services to users. Further changes in their policies or in their implementation by the mobile operators could adversely affect our business and financial condition.

• *Taxes.* Our subsidiary, Hurray! Times, is subject to a 30.0% state enterprise income tax and a 3.0% local enterprise income tax and our affiliated Chinese entities are generally subject to a 33.0% enterprise income tax in China. However, Hurray! Times, as well as Hurray! Solutions and certain of other variable interest entities in China, have obtained approval from the Chinese government authorities to be classified as "high technology" companies. This classification entitles such companies to a three-year exemption from enterprise income tax commencing from various dates, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter. For additional information on such preferential tax arrangements, see "— Taxation" below. The earnings of our affiliated Chinese entities are passed on to Hurray! Times pursuant to various services agreements.

• *Maintaining and Expanding the Customer Base for Our VASPro Services Provisioning and Management Software.* China Unicom and 12 of its provincial offices that have their own local WAP portals use our VASPro services provisioning and management software. We believe it is unlikely that the other current principal mobile operator in China, China Mobile, will purchase this software in the foreseeable future because it purchases this category of software from a subsidiary which was established for that purpose. Accordingly, continued sales of our software depend on our ability to maintain our relationship with China Unicom and the expansion of China Unicom's WAP user base. The rate of growth of such user base declined, however, in 2005, causing China Unicom to delay expanding the capacity of its 2.5G networks. We cannot predict if or at what pace China Unicom will expand its 2.5G networks or build out 3G networks in future periods. We are also pursuing sales of our software to new customers in China, such as China Telecom and China Netcom, but we have not yet developed close relationships with them.

• *Billing and Transmission Failures.* We do not recognize any revenues for services that are characterized as billing and transmission failures. These failures occur when we do not collect fees for our 2G services from mobile operators in a number of circumstances, including when the delivery of our services to a customer is prevented because the customer's phone is off, the customer's prepaid phone card has run out of value or a mobile operator experiences technical problems with its network. These situations are known in the industry as billing and transmission failures. The level of billing and transmission failures significantly affects revenues we record. The failure rate for 2G services has fluctuated significantly in the past, ranging on a monthly basis from 2.2% to 37.1% of the total billable messages which are reflected in our internal records during 2005. Although we do not experience the same type of billing and transmission errors for our WAP services as we do for our SMS, we do experience a discrepancy between the revenues recorded by our internal system and the revenues that we receive from the mobile operators. This difference has historically averaged approximately 2% per month and relates to services that are provided but for a variety of reasons are not billed to the user due to the manner in which the mobile operators register new users or manage their internal billing reconciliation process.

• *Acquisitions and Strategic Investments.* Selective acquisitions and strategic investments, such as the ones described under the heading "Recent Developments" above, form part of our strategy to further expand our business. These acquisitions and investments may not produce the results that our management and board of directors anticipate, and may subject our company to unforeseen liabilities. In particular, our future revenue growth will depend on our ability to successfully operate our music development, production and distribution business, with which we have relatively limited experience.

• *Developing Artists, Sustaining a Pipeline of New Song Releases and Keeping up with Consumer Music Tastes.* Through our acquisition of controlling stakes in Huayi Brothers Music and Freeland Digital Music, we have entered the business of artist development and music production. Artist development and music production is inherently a "hit" driven business; and its success depends to a large extent on our ability to maintain a large portfolio of talented singing artists and build a strong pipeline of new song releases. Further, the success of such new releases depends upon their acceptance by consumers with various and changing tastes. If our controlled record companies fail to expand their portfolio of talented singing artists, sustain a pipeline of new releases, or keep abreast of changes in consumer music tastes, our business and financial condition may be adversely affected with respect to the financial performance of our controlled record companies.

Revenues

We derive our revenues from our primary operating segments: 2G services, 2.5G services and software and system integration services. Currently, our revenues are primarily derived from 2G and 2.5G services. Through these services, we provide downloads, information and community-oriented products, such as picture and ringtone downloads, chatting, games, enhanced text-based content services and IVR. Our revenues are primarily derived from Hurray! Times through agreements with our affiliated Chinese entities. Commencing in 2006, we also expect to derive revenue from Hurray! Digital Music which is a variable interest entity which in turn owns majority interests of the newly acquired music entities, Huayi Brothers Music and Freeland Digital Music.

Our revenues represent our total revenues from operations, net of certain business and value-added taxes. Our revenues from wireless value-added services are subject to a 3.0% business tax and our revenues from software and system integration services are subject to a value-added tax at the rate of 17.0%. Furthermore, any service fees that Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with our affiliated Chinese entities are subject to a 5.0% business tax.

The following table sets forth certain historical consolidated revenues, by amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,					
	2005		2004		2003	
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)					
Revenues:						
2G services	$20,131	32.3%	$14,946	28.0%	$13,471	58.3%
2.5G services	35,932	57.6	28,227	52.8	4,289	18.5
Software and system integration services	6,312	10.1	10,267	19.2	5,363	23.2
Total revenues	$62,375	100.0%	$53,440	100.0%	$23,123	100.0%

The following tables show our 2G and 2.5G revenues for 2005, 2004 and 2003 by product and mobile operator (including PHS operators). In 2004 and 2003, we had no sales through the PHS networks of China Telecom and China Netcom.

	For the Year Ended December 31, 2005				
	China Mobile	China Unicom	China Telecom	China Netcom	Total
	(in millions of U.S. dollars)				
SMS	$ 2.0	$ 8.6	$—	$—	$10.6
IVR	4.8	2.9	0.7	0.2	8.6
RBT	0.5	0.4	—	—	0.9
2G Revenues	7.3	11.9	0.7	0.2	20.1
WAP	10.1	24.1	—	—	34.2
MMS	1.5	0.2	—	—	1.7

Java™	—	—	—	—	—
2.5G revenues	11.6	24.3	—	—	35.9
Total	$18.9	$36.2	$0.7	$0.2	$56.0

	For the Year Ended December 31, 2004		
	China Mobile	China Unicom	Total
	(in millions of U.S. dollars)		
SMS	$4.0	$9.7	$13.7
IVR	—	1.3	1.3
RBT	—	—	—
2G Revenues	4.0	11.0	15.0
WAP	5.4	22.9	28.3
MMS	—	—	—
Java™	—	—	—
2.5G revenues	5.4	22.9	28.3
Total	$9.4	$33.9	$43.3

	For the Year Ended December 31, 2003	
	China Unicom	Total
	(in millions of U.S. dollars)	
SMS	$13.5	$13.5
IVR	—	—
RBT	—	—
2G Revenues	13.5	13.5
WAP	4.3	4.3
MMS	—	—
Java™	—	—
2.5G revenues	4.3	4.3
Total	$17.8	$17.8

2G and 2.5G services. Our 2G and 2.5G services revenues are derived from services that we provide to our users primarily through China Unicom's and China Mobile's networks. In 2005, we also commenced offering certain of our IVR services through the networks of China Telecom and China Unicom. We recognize revenues derived from these services before deducting service and network fees paid to the mobile operators. For a description of our revenue recognition policies, see "— Critical Accounting Policies."

2G SMS services have historically been our primary source of revenues, accounting for approximately 58.3% of our total revenues in 2003. However, we expect that sales of our 2G IVR and RBT services and our 2.5G WAP and MMS services will continue to increase, and sales of our SMS services will remain largely static or will decline. In 2005, our SMS and non-SMS services accounted for approximately 18.9% and 81.1%, respectively, of our combined 2G and 2.5G services revenues, compared with 31.7% and 68.3%, respectively, in 2004.

In 2005, more than 95.0% and 97.0% of 2.5G services revenues provided through China Unicom and China Mobile, respectively, were subscription-based. Revenues from our subscription services, which are purchased for a fixed period of time, usually three to six months, are typically more predictable and more stable than per-use services which are often the result of impulse buying and tend to fluctuate from month-to-month.

Software and system integration services. Our revenues from these services have been derived from the design, development, licensing fees, hardware installation and after-sale support of our VASPro services provisioning and management software, which has been purchased by China Unicom and 12 of its provincial offices. We deliver these services under a small number of relatively high value contracts. The revenues from these contracts are recognized based on the percentage of completed contractual obligations. Since a large part of certain projects often relates to third party hardware and software, the timing of their delivery can cause our quarterly gross revenues and cost of revenues to fluctuate significantly. However, those fluctuations do not significantly affect our gross profits because hardware-related revenues approximate the costs of such revenues. See "— Critical Accounting Policies." We have focused on providing our own software and services in an effort to minimize third-party hardware and software pass-through sales.

Cost of Revenues

The following table sets forth certain historical consolidated cost of revenues data by amount for the periods indicated:

	For the Year Ended December 31,		
	2005	2004	2003
	(in thousands of U.S. dollars)		
Cost of Revenues:			
2G services	$13,714	$7,050	$4,586
2.5G services	14,921	11,003	2,106
Software and system integration services	1,302	6,277	4,151
Total cost of revenues	$29,937	$24,330	$10,843

2G and 2.5G services. The principal cost of revenues for our 2G and 2.5G services is the service and network fees paid to the mobile operators under our network service agreements with them. The cost of revenues also includes fees paid to our content providers and marketing partners, maintenance costs related to equipment used to provide the services, bandwidth leasing charges and data center services, operator imposed penalty charges, and certain distribution costs.

Software and system integration services. Our cost of revenues for our software and system integration services includes acquisition cost of third party hardware and software products provided to our customers and staffing and travel costs related to system integration services in connection with a given project.

Gross Profit Margin

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the Year Ended December 31,		
	2005	2004	2003
	(in thousands of U.S. dollars)		
Gross Profits:			
2G services	$6,417	$7,896	$8,885
2.5G services	21,011	17,224	2,183
Software and system integration services	5,010	3,990	1,212
Total gross profits	$32,438	$29,110	$12,280

	For the Year Ended December 31,		
	2005	2004	2003
Gross Profit Margin:			
2G services	31.9%	52.8%	66.0%
2.5G services	58.5	61.0	50.9
Software and system integration services	79.4	38.9	22.6
Total gross profit margin	52.0%	54.5%	53.1%

The gross profit margins for our 2G services declined in 2005 compared to 2004, due to increased contribution from revenues generated through operator-independent alternative marketing, promotion and distribution efforts, which tend to be more expensive than such efforts conducted in conjunction with the mobile operators. Gross profit margins for 2G and 2.5G services were also adversely affected by the monetary penalty imposed by China Unicom described above. Our gross profit margins for our 2.5G services decreased in 2005 compared to 2004 due to higher third party content revenue sharing costs and increased revenues from lower gross margin MMS services. We anticipate that gross profit margins for our 2G services will continue to decline in future periods, driven primarily by the increasingly competitive environment in the market.

The gross profit margins for software and system integration services have varied significantly between 2003, 2004 and 2005. This variance is primarily attributable to our delivery of more third party hardware and software in certain periods, which has significantly lower margins, compared to the delivery of our own software and services. In the last three fiscal years combined, third party hardware and software accounted for an average of 56.5% of the total contract value of our software system and integration services, or 13.4%, 91.0% and 77.0% of our total revenues from software and systems integration services in 2005, 2004 and 2003, respectively. In 2005, we significantly minimized the provision of third party hardware and software in connection with our software and system integration services, but we may still be required by our customers to provide those items from time to time. Due to our attempts to minimize our provision of third party hardware and software, we expect that our gross profit margins in this segment will tend to stabilize at a higher level.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data, in terms of amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,					
	2005		2004		2003	
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)					
Operating Expenses:						
Product development expenses (including stock-based compensation expense of $5, $60 and $17 for the years ended December 31, 2005, 2004 and 2003, respectively)	$2,537	4.1%	$2,306	4.3%	$1,392	6.0%
Selling and marketing expenses (including stock-based compensation expense of $10, $221 and $116 for the years ended December 31, 2005, 2004 and 2003, respectively)	9,797	15.7	7,433	13.9	4,694	20.3
General and administrative expenses (including stock-based compensation expense of $23, $nil and $21 for the years ended December 31, 2005, 2004 and 2003, respectively)	3,484	5.6	1,821	3.4	1,262	5.5
In-process research and development	—	—	36	0.1	—	—
Total operating expenses	$15,818	25.4%	$11,596	21.7%	$7,348	31.8%

Product Development Expenses. Product development expenses primarily consist of research and development staff costs. Most of our product development expenses relate to enhancing our portfolio of 2G and 2.5G services and improving and updating our services provisioning and management software. Product development expenses also include depreciation and amortization of computers and software related to the activities of our product development teams. We depreciate our computer equipment, software and other assets on a straight-line basis over their estimated useful lives, which is three to five years.

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of staff costs related to managing the development of our service offerings. These expenses also include advertising, sales and marketing expenses, such as expenses associated with sponsoring promotional events, salaries and benefits for our direct sales force, free trial services we offer through, for example, certain retailers of mobile phones in China and gifts we provide to members of our user loyalty club, Hawa Club, in exchange for points they accumulate for using our 2G and 2.5G services. We expect that our selling and marketing expenses will increase in future periods as the markets for our services become more and more competitive. We also expect to incur additional selling and marketing expenses to promote the online distribution of music developed by Freeland Digital Music and Huayi Brothers Music.

General and Administrative Expenses. General and administrative expenses primarily consist of compensation and *benefits* for our management, salaries for our finance and administrative personnel, professional service fees, lease expenses, other office expenses and expenses related to depreciation of equipment for general corporate purposes.

We lease bandwidth from mobile operators' provincial offices. Bandwidth and server custody fees, office rentals and depreciation charges allocated to our general management, finance and administrative personnel are also included in general and administrative expenses.

We depreciate leasehold improvements, which are recorded as general and administrative expenses on a straight-line basis over the relevant lease term.

We expect our general and administrative expenses to increase as we add personnel in response to the expansion of our business in future periods. We also expect general and administrative expenses to increase as we incur professional service fees, such as for legal and accounting services.

Stock-based Compensation. We grant equity incentive awards to our employees and certain non-employees. Until February 2006 when we commenced granting restricted shares, all of our equity incentive grants were in the form of stock options. Stock-based compensation expenses arise from options to the extent that the exercise price of options granted exceeds the fair market value of the underlying stock on the measurement date. Thus far, we have not recognized a compensation expense in our consolidated financial statements for employee option grants since the exercise prices were equal to or greater than the fair market values at the dates of grant under APB 25 Accounting for Stock Issued to Employees ("APB 25"). We account for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using their estimated fair values in compliance with FASB Statement No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). In 2005, 2004 and 2003, we incurred stock-based compensation costs of approximately $21,000, $0.3 million and $0.2 million pursuant to SFAS 123, respectively, which arose in connection with options granted to non-employees, including external consultants in exchange for their services. This cost is included in the category of operating expense to which the staff which received the option grants is attributed.

On December 20, 2005, we accelerated the vesting of all outstanding stock options that would otherwise have been unvested at December 31, 2005. We implemented this acceleration in order to reduce the compensation expense that would have been incurred by our company if such options continued to vest after January 1, 2006, which is the date that the FASB Statement No. 123, Share-Based Payment ("SFAS 123R") became effective. This new accounting standard requires that all share-based payments to employees, including grants of stock options, be recognized in our financial statements based on their fair values. In connection with the acceleration of such options, we recorded compensation expense of approximately $17,000 which was included in the 2005 total stock-based compensation cost.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We have summarized our accounting policies below that we believe are both important to an understanding of our financial results and involve the need to make estimates about the effect of matters that are inherently uncertain. We also have other policies that we consider to be key accounting policies. However, these policies do not meet the definition of critical accounting policies. because they do not generally require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition

2G and 2.5G services. Our revenues are primarily derived from the sale of 2G and 2.5G services to our customers delivered over China Unicom's and China Mobile's mobile telecommunications networks. Fees for these services are established by an agreement with the mobile operators and indicated in the message received on the mobile phone.

Our services are delivered to users through the mobile telecommunication networks of the mobile operators, and we rely upon them to provide us with billing and collection services. We have, however, developed an internal system that records the number of transactions and subscriptions of our services, which we then compare to the confirmations received from the mobile operators. Generally within 15 to 30 days after the end of each month, a statement from the mobile operators confirming the value of the 2G and 2.5G services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile operators for these services, net of their service fees, network fees and applicable business taxes.

We initially ascertain the value of the 2G services provided based upon statements sent to us by the mobile operators with respect to the amount of services we deliver to the end users. Because there has historically been a discrepancy between the value of our 2G services based on our internal system and the value of the services based on the statements received from the mobile operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies and other factors, make an estimate of our revenues for such month. This estimate may be higher or lower than the actual revenues we have a right to receive based on the statements received from the mobile operators. For 2003, we recognized actual revenues as they appear on the operators' statements, and made no estimates of revenues for that year. We recognized approximately 5% of our revenues from 2G services on an estimated basis for each of 2004 and 2005.

We do not experience the same type of billing and transmission failures for our 2.5G services as we do for our 2G services. Accordingly, the amount of revenue recognized on an accrual basis for our 2.5G services in 2004 and 2005 was insignificant and is expected to remain insignificant in future periods for the foreseeable future.

We evaluate our network service agreements with the mobile operators to determine whether to recognize our revenues gross or net of the fees charged by the mobile operators. Pursuant to applicable accounting standards, our determination is based upon an assessment of whether we act as a principal or agent when providing the services to our mobile operators. We have concluded that we act as a principal and therefore we recognize revenue for the gross amounts billed to our mobile phone customers. Factors that we believe support our conclusion are as follows:

- We have latitude in establishing prices within ranges prescribed by the mobile operators;
- We determine the specifications of the services we will be rendering;
- We have the ability to control the selection of our content suppliers; and
- We assume the risk of non-payment by customers.

Although the mobile operators must approve the prices of our services in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. In addition, the mobile operators will usually not pay us if users of our services do not pay them and they will not pay us if users do not receive the services due to billing or transmission failures. As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services.

Software and System Integration. We generally charge a fixed price for all of our projects and recognize revenues based on the percentage of completion of the project. Software revenues from customer orders requiring design, development and support of the software are recognized over the installation period. We use labor costs and direct project expenses to determine the stage of completion, except for revenues associated with the procurement of hardware, which we recognize upon delivery of the hardware to the customer. Historically, since a large part of the cost of certain projects related to third party software and hardware, the timing of such software and hardware delivery caused our quarterly gross revenues and cost of revenues to fluctuate significantly. We recognized total revenues from the sale of third party hardware and software of $0.8 million, $5.8 million and $3.6 million, and cost of such revenues of $0.8 million, $5.8 million and $3.6 million in 2005, 2004 and 2003, respectively. Because third party software and hardware-related revenues approximate the costs of those items, our gross profit margins on such revenues were nominal in 2005, 2004 and 2003. Recognized revenues and profit are subject to adjustments in current periods as the contract progresses to completion. Accordingly, any changes in our estimates would affect our future operating results.

Stock-based Compensation Cost

We grant equity incentive awards to our employees and certain non-employees. Until February 2006 when we commenced granting restricted shares, all of our equity incentive grants were in the form of stock options. In accordance with APB 25, we did not record deferred stock-based compensation cost for employee stock option grants as the deemed fair value of our ordinary shares for accounting purposes is lower than or equal to the option exercise price on the measurement date. Prior to our initial public offering, we determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preference share placement. Had different assumptions or criteria been used to determine the deemed fair value of our ordinary shares, materially different amounts of stock-based compensation cost could have been reported. Following our initial public offering, we have determined the fair market value of our ordinary shares by reference to the current trading price of our American Depositary Shares on The Nasdaq National Market.

Pro forma information regarding income and income per share is required in order to show our net income as if we had accounted for employee stock options under the fair value method. We use the Black-Scholes option pricing model to calculate the fair value. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We used projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

The historical pro forma income and pro forma income per share that we used in calculating the fair value of the options granted to employees may not be representative of the pro forma effects in the future years of net income and earnings per share for the following reasons:

- The number of future shares to be issued under these plans is not known; and
- The assumptions used to determine the fair value can vary significantly.

In addition, we issued non-employee stock options to certain consultants, which were also accounted for under the Black-Scholes option-pricing model to compute the fair value.

As discussed above under "Operating Expenses—Stock-Based Compensation," SFAS 123R became applicable to our company commencing on January 1, 2006. We expect, however, that this new accounting standard will have no effect with respect to the options we accelerated on December 20, 2005.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2003, 2004 and 2005 is based upon our audited historical consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Our revenues increased 16.7% to $62.4 million in 2005 from $53.4 million in 2004. This increase was primarily due to an increase in revenues from our 2.5G services and, to a lesser extent, an increase in revenues from our 2G services.

2G Services. Revenues from our 2G services increased 34.7% to $20.1 million for 2005 from $14.9 million for 2004, primarily due to the growth in the market for IVR and RBT services. SMS revenues were $10.6 million, a decline of 22.4% from $13.7 million for 2004. Following the first quarter of 2004 and continuing through 2005, our SMS revenues were negatively affected by new billing systems of China Mobile and China Unicom and other changes in their policies and the enforcement of their policies. We did, however, relaunch our SMS services in the second half of 2005 through various marketing and promotional activities which were independent of the mobile operators. IVR revenues were $8.5 million, a significant increase over $1.3 million for 2004 (the year in which such services were introduced). RBT revenues were $1.0 million for 2005, as compared with nil for 2004.

2.5G Services. Revenues from our 2.5G services increased 27.3% to $35.9 million for 2005 from $28.2 million for 2004, primarily due to an increase in WAP revenues. Total WAP revenues were $34.2 million for 2005, an increase of 21.2% over 2004. This increase was primarily due to increased sales on the WAP portals of China Mobile and, to a lesser extent, of China Unicom. WAP revenues generated through China Unicom's WAP portals were $24.1 million, an increase of 5.4% as compared with $22.9 million for 2004. WAP revenues generated through China Mobile's WAP portals were $10.1 million, an increase of 88.7% as compared with $5.4 million for 2004. MMS revenues, predominantly from China Mobile's users, were $1.7 million for 2005, as compared with nil for 2004. Revenues from Java™ services remained insignificant in 2005.

Software and System Integration Services. Revenues from our software and system integration services declined 38.5% to $6.3 million for 2005 from $10.3 million for 2004. The decline in 2005 of such revenue is due primarily to our strategy to minimize revenues from third-party hardware sold on a no-margin, pass-through basis.

Cost of Revenues. Our cost of revenues increased 23.0% to $29.9 million in 2005 from $24.3 million in 2004 due primarily to increased costs for 2G services and, to a lesser extent, increased costs for our 2.5G services. This increase was offset in part by a decline of costs associated with our software and system integration services.

2G Services. Our cost of 2G services increased 94.5% to $13.7 million for 2005 from $7.0 million for 2004. This increase resulted primarily from increased costs incurred to promote our 2G services through channels which are independent of the mobile operators, including mobile handset partnerships, Internet marketing alliances and direct advertising. It also resulted from increased levels of service and network fees corresponding to the growth in sales of 2G services in 2005 compared to 2004 and a $0.7 million fine imposed on Hurray! Solutions by China Unicom for improper delivery of one of its SMS services to users. In addition, the increase reflects, to a lesser extent, the cost of purchasing content for our IVR services.

2.5G Services. Our cost of 2.5G services increased 35.6% to $14.9 million for 2005 from $11.0 million for 2004, due primarily to increased service and network fees corresponding to the growth in sales of our 2.5G services in 2005 compared to 2004 and the cost incurred to promote our MMS services through channels independent of the mobile operators.

Software and System Integration Services. Our cost of software and system integration services decreased significantly to $1.3 million for 2005 from $6.3 million for 2004, due primarily to decreased sales of third party hardware and software.

Gross Profits. Our gross profits increased 11.4% to $32.4 million for 2005 from $29.1 million for 2004, reflecting increased profits from all our business segments. Our gross profit margins decreased to 52.0% for 2005 from 54.5% for 2004, due primarily to decreased margins for 2G services, which mainly resulted from increased marketing, promotion and distributions costs. This decrease was also due, to a lesser extent, to lower gross profit margins for our 2.5G services as a result of higher third party content revenue sharing cost and increased revenues from lower gross margin MMS services. This decrease in gross profit margins in 2005 was offset in part by increased gross profit margins for software and system integration services due to reduced third-party hardware pass-through sales.

Operating Expenses. Operating expenses increased 36.4% to $15.8 million for 2005 from $11.6 million for 2004, due primarily to increases in compensation expense. The increase in compensation expense resulted primarily from increased headcount as our company implemented various strategic initiatives in 2005.

Product Development Expenses. Our product development expenses increased slightly to $2.5 million in 2005 from $2.3 million in 2004.

Selling and Marketing Expenses. Our selling and marketing expenses increased 31.8% to $9.8 million in 2005 from $7.4 million in 2004. This increase was primarily due to an increase in staff costs related to increased headcount (from 282 to 387) to accommodate the growth and expansion of different marketing, promotion and distribution channels.

General and Administrative Expenses. Our general and administrative expenses increased 91.3% to $3.5 million in 2005 from $1.8 million in 2004. This increase mainly reflects increased professional services fees.

Income from Operations. As a result of the foregoing, income from operations decreased to $16.6 million for 2005 from $17.5 million for 2004.

Interest Income and Expense. Interest income was $1.4 million for 2005, compared to $38,000 for 2004. The interest income for 2005 represented interest earned on the proceeds of our initial public offering in February 2005. Interest expense decreased to $27,000 in 2005 from $0.3 million in 2004.

Other Income. Other income, primarily government tax rebates, was $1.0 million in 2005. There was no such income for 2004.

Income Taxes. Income taxes were $0.4 million in 2005 principally as a result of increased tax rates as certain affiliates were no longer eligible for a full tax exemption. There were no income taxes in 2004.

Net Income. As a result of the foregoing, net income increased 8.0% to $18.6 million for 2005 from $17.2 million for 2004.

Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, our net income attributable to holders of ordinary shares was $18.6 million in 2005, compared to $17.2 million in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. Our revenues increased 131.1% to $53.4 million in 2004 from $23.1 million in 2003. This increase was primarily due to an increase in revenues from our 2.5G services and, to a lesser extent, increases in our software and system integration services and our 2G services.

2G Services. Revenues from our 2G services increased 11.0% to $14.9 million for 2004 from $13.5 million for 2003, primarily due to the growth in the market of SMS in 2003 and 2004. We did, however, experience a decline in our revenues from 2G services following the first quarter of 2004 due primarily to the overall market shift from 2G to 2.5G services and, to a lesser extent, due to unilateral changes in the policies of China Mobile and China Unicom and in their enforcement of their policies, which have resulted in our having to pay additional charges to the mobile operators, and new billing systems. The decline in revenues from our 2G services following the first quarter of 2004 was partially offset by growth in revenues from our IVR services, which we launched on China Unicom's network in April 2004 and on China Mobile's network in the fourth quarter of 2004.

2.5G Services. Revenues from our 2.5G services increased significantly to $28.2 million for 2004 from $4.3 million for 2003, primarily due to an increase in China Unicom's user base, particularly from the third quarter of 2003 when China Unicom's nation-wide WAP portal was launched, and related growth in sales of our services, as well as consolidation of Beijing Network's revenues from the second quarter of 2004 after our acquisition in April 2004.

Software and System Integration Services. Revenues from our software and system integration services increased 91.4% to $10.3 million for 2004 from $5.4 million for 2003, as we substantially completed implementation of China Unicom's Phase III capacity expansion project and certain provincial level projects in 2004. The Phase III expansion of China Unicom's nation-wide WAP portal expanded the number of users it could support from 1.5 million to 5.0 million. In 2004, we also completed the WAP portals for Henan, Shandong and Zhejiang Provinces. These national and provincial projects constituted $10.3 million of revenues in 2004.

Cost of Revenues. Our cost of revenues increased 124.4% to $24.3 million in 2004 from $10.8 million in 2003 due to the increased service fees related to the increases in sales of 2.5G services and, to a lesser extent, increased service fees for our 2G services and costs of our software and system integration services.

2G Services. Our cost of 2G services increased 53.7% to $7.0 million for 2004 from $4.6 million for 2003. This increase resulted primarily from increased levels of service and network fees for 2G services in 2004 compared to 2003. The increase also reflects, to a lesser extent, the cost of purchasing content for our IVR services which were launched in 2004, as well as increased costs incurred to promote our 2G services.

2.5G Services. Our cost of 2.5G services increased significantly to $11.0 million for 2004 from $2.1 million for 2003, due primarily to increased service and network fees corresponding to the growth in sales of our 2.5G services in 2004 compared 2003.

Software and System Integration Services. Our cost of software and system integration services increased 51.2% to $6.3 million for 2004 from $4.2 million for 2003, due to increased cost of third party hardware and software sold to China Unicom in connection with the implementation of Phase III of its nation-wide WAP portal and certain provincial level projects in 2004, as compared to the lower amount of such costs related to the initial implementation of an interim upgrade of the Phase II stage in 2003.

Gross Profits. Our gross profits increased 137.1% to $29.1 million for 2004 from $12.3 million for 2003, reflecting increased profits from all our business segments, in particular from our 2.5G services. Our gross profit margins increased to 54.5% for 2004 from 53.1% for 2003, due primarily to increased margins from our 2.5G services, which resulted from enhanced economies of scale, and to a lesser extent, from our software and system integration services, which experienced a decrease in low margin third party hardware and software as a percentage of total revenues for 2004 compared to 2003. This increase in gross profit margins in 2004 was offset in part by decreased gross profit margins for our 2G services, which declined from 66.0% in 2003 to 52.8% in 2004.

Operating Expenses. Operating expenses increased 57.8% to $11.6 million for 2004 from $7.3 million for 2003, due primarily to increases in personnel costs related to sales and marketing staff and product development for the growth in sales of our 2.5G services.

Product Development Expenses. Our product development expenses increased 65.7% to $2.3 million in 2004 from $1.4 million in 2003. This increase was primarily due to increased staff cost related to the increased headcount (from 59 to 105) needed for research and development for 2.5G services and our VASPro software.

Selling and Marketing Expenses. Our selling and marketing expenses increased 58.4% to $7.4 million in 2004 from $4.7 million in 2003. This increase was primarily due to increases in staff costs to $6.3 million from $4.4 million as we increased sales and marketing staff (from 206 to 282) to accommodate the growth and expansion of our 2.5G services nation-wide and the implementation of China Unicom's Phase III capacity expansion project for its nation-wide WAP portal. This increase also resulted, to a lesser extent, from an increase in costs of $0.4 million to promote our *Hawa* brand in 2004.

General and Administrative Expenses. Our general and administrative expenses increased 44.3% to $1.8 million in 2004 from $1.3 million in 2003. This increase reflects increased fees for professional services and increased headcount (from 22 to 42) of our administrative staff to support the growth of our business in 2004.

Income from Operations. As a result of the foregoing, income from operations increased significantly to $17.5 million for 2004 from $4.9 million for 2003.

Interest Expense. Interest expense decreased to $0.3 million for 2004 from $0.4 million for 2003.

Net Income. As a result of the foregoing, net income increased significantly to $17.2 million for 2004 from $4.5 million for 2003.

Deemed Dividends on Series A Convertible Preference Shares. We effected a deemed dividend of $39,917 in 2004 and $0.1 million in 2003 due to the difference between the sale and conversion prices and fair market values of warrants and Series A convertible preference shares that we issued in the first and second quarters of 2003.

Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, our net income attributable to holders of ordinary shares was $17.2 million in 2004, compared to $4.4 million in 2003.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the Year Ended December 31,		
	2005	2004	2003
	(in thousands of U.S. dollars)		
Net cash provided by operating activities	$13,980	$15,751	$3,093
Net cash used in investing activities	(6,591)	(17,089)	(256)
Net cash provided by (used in) financing activities	59,305	(1,104)	8,302
Net increase (decrease) in cash and cash equivalents	$66,694	$(2,442)	$11,139

To date, we have primarily financed our operations through the proceeds from our initial public offering in February 2005, the private placement of equity to investors and our current management, capital contributions, short-term borrowings and cash flow from our operating subsidiaries.

Our net cash provided by operating activities in 2005 was $14.0 million. This was primarily attributable to our net income of $18.6 million, as adjusted for an add-back of $1.9 million in depreciation and amortization as a non-cash item which was offset in part by a $5.8 million increase in accounts receivable. Our net cash provided by operating activities in 2004 was $15.8 million. This was primarily attributable to our net income of $17.2 million, as adjusted for an add-back of $2.0 million in depreciation and amortization as a non-cash item which was offset by a $3.5 million increase in accounts receivable. Our net cash provided by operating activities in 2003 was $3.1 million. This was primarily attributable to our net income of $4.5 million, as adjusted for a $2.9 million increase in accounts payable and a $2.5 million increase in accrued expenses and other current liabilities which was offset by a $7.9 million increase in accounts receivable.

Net accounts receivable increased from $7.9 million as of December 31, 2003 to $11.9 million as of December 31, 2004 and to $18.1 million as of December 31, 2005. The increase from 2003 to 2004 is primarily due to an increase in our revenues and the resulting increase in net accounts receivable at any given point in time. The increase from 2004 to 2005 is primarily due to an amount due from one customer who was granted extended credit terms during the year; the amount was fully settled subsequently. The average collection time for our accounts receivable from 2G and 2.5G services was 63 days in 2003, decreasing to 55 days in 2004 and increasing to 81 days in 2005. The average collection time for our accounts receivable from software and system integrations services decreased from 153 days in 2003 to 114 days in 2004 and increased to 141 days in 2005. The decrease in collection time for our 2G and 2.5G services and software and system integration services in 2004 was due to our increased collection efforts and, in particular, an increase in accounts receivables from 2.5G services, which generally have a shorter collection time compared to 2G services. The increase in collection time for our 2G and 2.5G services in 2005 was related to the penalty imposed by China Unicom which slowed our usual settlement time with China Unicom and also due to an amount due from one customer who was granted extended credit terms during 2005. The increase in collection time for our software and system integration services in 2005 was mainly due to the increased work-in-progress related to software and system integration services. Consequently, the average collection time for our combined accounts receivable fluctuated from 109 days in 2003 to 67 days in 2004 and 88 days in 2005. We establish provisions for bad debts in accordance with our provisioning policy, which is based upon several factors including the amount of time that a receivable has been overdue.

Currently, the majority of our net accounts receivable consist of fees due to us from mobile operators pursuant to our network service agreements related to our 2G and 2.5G services. We have entered into separate network service agreements with China Unicom, China Mobile, China Telecom, China Netcom and several of their respective provincial offices. In 2005, the majority of our 2G and 2.5G services revenues were contributed by twelve separate entities of these mobile operators, upon whom we rely for billing and collection services. In the event that the mobile operators, particularly China Unicom or China Mobile, or any of their provincial offices should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, in that our net cash from operating activities may not be sufficient to meet our cash needs.

Net cash used in investing activities was $6.6 million in 2005, of which $3.2 million was used in the acquisition of an equity interest of Huayi Brothers Music and $1.1 million was a prepayment for the acquisition of an equity interest of Freeland Digital Music and Shanghai Magma. Net cash used in investing activities was $17.1 million in 2004, of which $16.7 million was used in the acquisitions of Beijing Palmsky and Beijing Network in March and April 2004, respectively, net of cash acquired from these two entities in an aggregate amount of $0.9 million. Our total capital expenditures for computer hardware, software and office equipment for the years ended December 31, 2005, 2004 and 2003 were $1.3 million, $1.9 million and $1.4 million, respectively. Our capital expenditures in progress are financed from retained earnings. Our principal capital divestitures are not material. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the Year Ended December 31,		
	2005	2004	2003
	(in millions of U.S. dollars)		
Capital expenditures	$1.3	$1.9	$1.4
Capital divestitures	—	—	—

Net cash provided by financing activities was $59.3 million for 2005, mainly reflecting the proceeds from our initial public offering. Net cash used in financing activities was $1.1 million for 2004, mainly reflecting repayments of our short-term loans. Net cash provided by financing activities was $8.3 million in 2003, which primarily represented the proceeds from our issuance of Series A preference shares to investors.

We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar or RMB denominated bank accounts or short-term time deposits for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically used derivative instruments to hedge market risks.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We also believe that our recent investments in Freeland Digital Music, Huayi Brothers Music and Shanghai Magma will have no material impact on our future liquidity or capital resources in the near term. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity or to obtain bank borrowings. The issue of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations and the placement of liens over some or all of our assets. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2005, we did not have any indebtedness or any material debt securities or material mortgages or liens. In addition, as of December 31, 2005, we did not have any material contingent liabilities. We may, however, be obligated to make certain earn-out payments in connection with our investments in Huayi Brothers Music, Freeland Digital Music and Shanghai Magma, as discussed under "Tabular Disclosure of Contractual Obligations" below.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2005:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)				
Operating lease commitments	$768	$761	$7	$—	$—
Other contractual commitments*	922	327	595	—	—
Total contractual obligations	$1,690	$1,088	$602	$—	$—

*Represents non-cancelable agency agreements with certain artists that provide for minimum payments.

The agreements entered into in connection with our acquisitions and strategic investments described above under the heading "Recent Developments" include earn-out provisions pursuant to which the sellers will become entitled to additional consideration, which may be material and may in certain circumstances include either cash or additional equity interests, if the relevant business achieves specified performance measures.

Holding Company Structure

We are a holding company with no operations of our own. All of our operations are conducted through Hurray! Times. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon service fees paid by our affiliated Chinese entities to Hurray! Times, and dividends and other distributions paid by those subsidiaries. If any of our subsidiaries or our affiliated Chinese entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay service fees or dividends to Hurray! Times or us. In addition, Chinese legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiaries are also required to set aside a portion (at least 10%) of their after tax net income, if any, each year for certain reserve funds. These reserve funds are not distributable as cash dividends.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders' equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments and floating rate debt carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal and immaterial.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, to date, virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets (other than the proceeds from our initial public offering) and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline.

Between 2000 and 2005, the exchange rate between Renminbi and U.S. dollars has varied by less than 2.5%. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2005 which was used in preparing the Company's audited financial statements as of and for the year ended December 31, 2005, our net asset value, as presented in U.S. dollars, would have been reduced by $436,660 and $2,100,127, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by $445,481 and $2,321,193, respectively. We cannot predict at this time what will be the long-term effect of the Chinese government's decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China's overall national inflation rate, as measured by the general consumer price index, was approximately 1.8%, 3.9% and 1.2% in 2005, 2004 and 2003, respectively.

Taxation

Hurray is a tax-exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the "Income Tax Laws"). Pursuant to the PRC Income Tax Laws, Hurray's PRC subsidiaries and variable interest entities are generally subject to enterprise income tax at a statutory rate of 33%, which comprises a 30% national income tax and a 3% local income tax.

Some of Hurray's subsidiaries and variable interest entities qualify as "high technology" enterprises, and under PRC Income Tax Laws, they are subject to a preferential tax rate of 15%. This classification entitles Hurray! Times to a three-year exemption from enterprise income tax commencing in 2003, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter. The three year income tax exemption commenced in 2000 for Hurray! Solutions, 2002 for WVAS Solutions, 2003 for Beijing Cool Young, Beijing Network and Beijing Palmsky, 2004 for Beijing Hutong, 2001 for Shanghai Magma and 2006 for Hurray! Digital Music and Freeland Digital Music. Huayi Brothers Music is classified as a "new enterprise" and, accordingly, enjoys an exemption from both national and local enterprise income tax in 2005. It will be subject to a 30.0% national enterprise income tax and 3.0% local enterprise income tax thereafter. Hengji Weiye is subject to a 33% enterprise income tax.

In addition, Hurray's subsidiaries in the PRC are "foreign invested enterprises," and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first operating year, or a two-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first profitable year. These preferential tax arrangements will expire at various dates between 2006 and 2010. Due to these preferential tax treatments and cumulative tax loss carryforwards, we were not subject to any current income tax expense in 2004 and 2003.

If our activities constitute a permanent establishment in China, the income we earn in China would also be subject to a 30.0% state enterprise income tax and 3.0% local enterprise income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from our wholly owned subsidiary, Hurray! Times, to our company are exempt from Chinese withholding tax.

Our wireless value-added services revenues are subject to a 3% business tax and our software and system integration services revenues are subject to a 17% value-added tax. Companies that develop their own software and register the software with the relevant authorities in China are generally entitled to a value-added tax rebate of 14%. Any service fees that Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with Hurray! Solutions and our other Chinese affiliates are subject to a 5.0% business tax.

Subject to the approval of the relevant tax authorities, Hurray! Solutions and other affiliated Chinese entities had total tax loss carryforwards of approximately $3.6 million and $2.9 million as of December 31, 2005 and 2004, respectively, for enterprise income tax purposes, which will expire by 2010. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.4 million and $0.4 million as of December 31, 2005 and 2004, respectively. We cannot, however, conclude at this time that it is more likely than not that Hurray! Solutions and other affiliated Chinese entities will record sufficient net income within the carryforward period to realize the full tax benefit of these past net losses. As a result, we have established a valuation allowance against the gross deferred tax assets of Hurray! Solutions and our other affiliated Chinese entities in respect of such loss carry forwards as of December 31, 2005 and 2004.

Hurray! Technologies (HK) Ltd., ("Hurray! Technologies"), our 99% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Hurray! Technologies has not, however, paid any income taxes in Hong Kong because to date it has not received any revenues.

Recently Issued Accounting Standards

In February 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140." SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. We do not expect the adoption of SFAS No. 155 to have a material impact on our consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R is a revision of SFAS 123 and supersedes APB 25. SFAS 123R requires all share-based payments to employees including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123R is effective from the beginning of the first fiscal year beginning after June 15, 2005 (as modified by the SEC on April 14, 2005). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. Under APB 25, no stock-based compensation cost had been reflected in our net income for grants of stock options to employees. On December 20, 2005, our Board of Directors approved the acceleration of vesting of approximately 40.0 million unvested stock options, with immediate effect. The primary purpose of the accelerated vesting was to enable our company to avoid recognizing future compensation expense associated with the accelerated stock options as a result of our adoption of SFAS 123R on January 1, 2006. The acceleration reduced stock-based compensation expense to be recorded under SFAS 123R by approximately $1.1 million beginning in 2006.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 by our company on January 1, 2006 did not have a material impact on our results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29". SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS 153 in January 2006 did not have a material impact on our financial statements.

INDEX TO FINANCIAL STATEMENTS

HURRAY! HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Hurray! Holding Co., Ltd.
Beijing, China

We have audited the accompanying consolidated balance sheets of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities (the "Company") at December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities at December 31, 2005 and 2004 and the results of their operations and their cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China
April 14, 2006

HURRAY! HOLDING CO., LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
	(in U.S. dollars, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$75,958,964	$8,713,697
Accounts receivable, net of allowance of $15,167 and $12,384 as of December 31, 2005 and 2004, respectively	18,089,063	11,882,993
Prepaid expenses and other current assets	1,858,999	2,132,956
Inventories	437,493	—
Total current assets	96,344,519	22,729,646
Property and equipment, net	2,536,349	2,616,983
Acquired intangible assets, net	3,311,561	439,565
Goodwill	23,025,919	20,411,784
Deposits and other long-term assets	1,501,970	265,847
Deferred tax assets	139,829	—
Total assets	$126,860,147	$46,463,825
Liabilities and shareholders' equity		
Current liabilities:		
Short-term borrowings	$—	$2,658,128
Accounts payable	3,730,884	3,335,493
Acquisitions payable	154,197	—
Accrued expenses and other current liabilities	3,210,232	2,749,538
Amount due to a related party	202,276	—
Income tax payable	90,308	—
Deferred tax liabilities	248,455	—
Total current liabilities	7,636,352	8,743,159
Commitments and contingencies (Note 20)		
Minority interests	604,764	—
Shareholders' equity:		
Series A convertible preference shares ($0.001 par value; 22,000,000 shares authorized; nil and 16,924,497 shares issued and outstanding as of December 31, 2005 and 2004, respectively)	—	16,925
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,229,754,340 and 1,186,672,000 shares issued and outstanding as of December 31, 2005 and 2004, respectively)	111,488	59,334
Subscription receivable	—	(50,880)
Additional paid-in capital	77,335,532	16,416,197
Retained earnings	39,898,507	21,279,775
Accumulated other comprehensive income (loss)	1,273,504	(685)
Total shareholders' equity	118,619,031	37,720,666
Total liabilities and shareholders' equity	$126,860,147	$46,463,825

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,		
	2005	2004	2003
	(in U.S. dollars, except share data)		
Revenues:			
2G services	$20,130,752	$14,946,274	$13,470,693
2.5G services	35,931,616	28,227,033	4,288,907
Software and system integration services	6,312,363	10,267,050	5,363,668
Total revenues	62,374,731	53,440,357	23,123,268
Cost of revenues:			
2G services	13,713,675	7,049,848	4,586,258
2.5G services	14,920,813	11,003,395	2,105,916
Software and system integration services	1,302,028	6,276,761	4,150,994
Total cost of revenues	29,936,516	24,330,004	10,843,168
Gross profit	32,438,215	29,110,353	12,280,100
Operating expenses:			
Product development (including stock-based compensation expense of $4,886, $60,140 and $16,628 for the years ended December 31, 2005, 2004 and 2003, respectively)	2,536,930	2,306,248	1,392,112
Selling and marketing (including stock-based compensation expense of $9,911, $221,046 and $115,765 for the years ended December 31, 2005, 2004 and 2003, respectively)	9,796,538	7,433,005	4,693,996
General and administrative (including stock-based compensation expense of $22,775, $nil and $21,163 for the years ended December 31, 2005, 2004 and 2003, respectively)	3,484,094	1,820,878	1,261,736
In-process research and development	—	36,000	—
Total operating expenses	15,817,562	11,596,131	7,347,844
Income from operations	16,620,653	17,514,222	4,932,256
Interest income	1,428,267	38,185	3,239
Interest expense	(27,312)	(312,440)	(389,673)
Other income, net	990,470	—	—
Income before income taxes	19,012,078	17,239,967	4,545,822
Income taxes	393,346	—	—
Net income	18,618,732	17,239,967	4,545,822
Deemed dividends on Series A convertible preference shares	—	(39,917)	(113,333)
Income attributable to holders of ordinary shares	$18,618,732	$17,200,050	$4,432,489
Income per share, basic	$0.01	$0.01	$0.00
Income per share, diluted	$0.01	$0.01	$0.00
Shares used in calculating basic income per share	2,092,089,848	1,208,512,142	1,088,810,959
Shares used in calculating diluted income per share	2,129,228,961	1,572,887,775	1,343,606,622

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in U.S. dollars, except share data)

	Series A convertible preference shares		Ordinary shares								
	Shares	Amount	Shares	Amount	Warrants	Subscription receivable	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity	Comprehensive Income
Balance as of January 1, 2003	—	$—	734,000,000	$36,700	$—	$(35,000)	$1,203,630	$(352,764)	$(1,074)	$851,492	
Issuance of ordinary shares	—	—	442,000,000	22,100	—	(15,880)	—	—	—	6,220	
Issuance of Series A convertible preference shares (net of share issuance costs of $309,066)	12,347,966	12,348	—	—	2,287,966	—	5,390,620	—	—	7,690,934	
Stock options issued to non-employees	—	—	—	—	—	—	153,556	—	—	153,556	
Capital contribution	—	—	—	—	—	—	1,449,800	—	—	1,449,800	
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	113,333	(113,333)	—	—	
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(3,674)	(3,674)	$(3,674)
Net income	—	—	—	—	—	—	—	4,545,822	—	4,545,822	4,545,822
Balance as of December 31, 2003	12,347,966	12,348	1,176,000,000	58,800	2,287,966	(50,880)	8,310,939	4,079,725	(4,748)	14,694,150	$4,542,148
Issuance of ordinary shares related to acquisitions of Beijing Palmsky and Beijing Enterprise (see Note 3)	—	—	53,360,780	2,668	—	—	7,499,799	—	—	7,502,467	
Repurchase of ordinary shares related to acquisition of Beijing Enterprise (see Note 3)	—	—	(42,688,780)	(2,134)	—	—	(5,997,866)	—	—	(6,000,000)	
Exercise of warrants	5,699,077	5,699	—	—	(2,287,966)	—	6,282,222	—	—	3,999,955	
Repurchase of Series A convertible preference shares	(1,122,546)	(1,122)	—	—	—	—	—	—	—	(1,122)	
Stock options issued to non-employees	—	—	—	—	—	—	281,186	—	—	281,186	
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	39,917	(39,917)	—	—	
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	4,063	4,063	$4,063
Net income	—	—	—	—	—	—	—	17,239,967	—	17,239,967	17,239,967
Balance as of December 31, 2004	16,924,497	16,925	1,186,672,000	59,334	—	(50,880)	16,416,197	21,279,775	(685)	37,720,666	$17,244,030
Initial public offering of shares, net of offering costs of $8,655,528	—	—	662,433,900	33,121	—	—	59,394,269	—	—	59,427,390	
Conversion of Series A convertible preference shares	(16,924,497)	(16,925)	338,489,940	16,925	—	—	—	—	—	—	
Collection of subscription receivable	—	—	—	—	—	50,880	—	—	—	50,880	
Stock-based compensation from accelerated-vesting of stock options	—	—	—	—	—	—	16,804	—	—	16,804	
Stock options issued to non-employees	—	—	—	—	—	—	20,768	—	—	20,768	
Exercise of stock options	—	—	42,158,500	2,108	—	—	1,487,494	—	—	1,489,602	
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,274,189	1,274,189	$1,274,189
Net income	—	—	—	—	—	—	—	18,618,732	—	18,618,732	18,618,732
Balance as of December 31, 2005	—	$—	2,229,754,340	$111,488	$—	$—	$77,335,532	$39,898,507	$1,273,504	$118,619,031	$19,892,921

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2005	2004	2003
		(In U.S.dollars)	
Operating activities:			
Income attributable to holders of ordinary shares	$18,618,732	$17,200,050	$4,432,489
Deemed dividends on Series A convertible preference shares	—	39,917	113,333
Net income	18,618,732	17,239,967	4,545,822
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	37,572	281,186	153,556
Depreciation and amortization	1,939,130	1,986,416	1,133,984
In-process research and development	—	36,000	—
Loss on disposal of property and equipment	16,920	34,051	20,515
Deferred tax	106,974	—	—
Changes in assets and liabilities:			
Accounts receivable	(5,796,426)	(3,501,589)	(7,891,521)
Prepaid expenses and other current assets	(528,260)	4,878	(107,619)
Inventories	(363,511)	—	—
Deposits and other long-term assets	(62,341)	(71,444)	(159,915)
Accounts payable	(282,045)	407,775	2,880,160
Accrued expenses and other current liabilities	203,030	(666,080)	2,518,360
Income tax payable	90,308	—	—
Net cash provided by operating activities	13,980,083	15,751,160	3,093,342
Investing activities:			
Decrease (increase) in restricted cash	—	1,510,263	(1,510,263)
Acquisitions of businesses (net of cash acquired of $2,316,674, $921,914, and $nil for the years ended December 31, 2005, 2004 and 2003, rspectively)	(4,161,788)	(16,727,447)	—
Prepayments related to acquisitions of new businesses	(1,145,472)	—	—
Net liabilities assumed from Hurray! Solutions	—	—	2,633,761
Purchases of property and equipment	(1,288,698)	(1,871,335)	(1,388,217)
Proceeds from disposal of property and equipment	4,955	—	8,791
Net cash used in investing activities	(6,591,003)	(17,088,519)	(255,928)
Financing activities:			
Proceeds from the issuance of ordinary shares	—	—	6,220
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs of $8,655,528 (offering costs of $7,660,172, $995,356 and $nil was paid for the years ended December 31, 2005, 2004 and 2003, respectively)	60,422,746	(995,356)	—
Proceeds from exercise of options	1,489,602	—	—
Proceeds from the issuance of Series A convertible preference shares	—	—	7,690,934
Payment to repurchase Series A convertible preference shares	—	(1,122)	—
Collection of subscription receivable	50,880	—	—
Proceeds from exercise of warrants to purchase Series A convertible preference shares	—	3,999,955	—
Repayments of short-term borrowings	(2,658,128)	(4,107,848)	—
Proceeds from short-term borrowings	—	—	604,547
Net cash provided by (used in) financing activities	59,305,100	(1,104,371)	8,301,701
Net increase (decrease) in cash and cash equivalents	66,694,180	(2,441,730)	11,139,115
Cash and cash equivalents, beginning of year	8,713,697	11,151,364	15,923
Effect of exchange rate changes	551,087	4,063	(3,674)
Cash and cash equivalents, end of year	$75,958,964	$8,713,697	$11,151,364
Supplemental disclosure of cash flow information:			
Interest paid	$92,539	$247,213	$389,673
Income taxes paid	$390,062	$—	$—

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Year ended December 31,		
	2005	2004	2003
	(In U.S.dollars)		
Supplemental disclosure of non-cash investing activities:			
Fair value of assets acquired from acquisitions	$7,864,899	$19,151,828	$—
Supplemental disclosure of non-cash financing activities:			
Ordinary shares issued to investors for subscription receivable	$—	$—	$15,880
Conversion of Series A convertible preference shares into ordinary shares	$16,925	$—	$—

Supplemental disclosure of non-cash investing activities:

In December 2005, the Company acquired 51% of the outstanding equity of Beijing Huayi Brothers Music Co., Ltd. ("Huayi Music") for a total cash consideration of $4,458,206, of which $196,206 was transactions costs. As of December 31, 2005, $1,232,240 was payable into Huayi Music as capital injection and $19,132 of transaction costs was payable. The Company acquired intangible assets with a fair value of $2,235,102 and goodwill of $1,593,655 in connection with the transaction.

During 2005, the Company made three other acquisitions of companies, Beijing Hutong Wuxian Technology Co., Ltd., Guangzhou Piosan Information Technology Co., Ltd. and Beijing Hengji Weiye Electronic Commerce Co., Ltd., for a total cash consideration of $3,406,693, of which $135,065 was payable at December 31, 2005. The Company acquired intangible assets with a fair value of $784,124 and goodwill of $549,504 in connection with these transactions.

During 2004, the Company acquired certain assets of Beijing Palmsky Technology Co., Ltd. in exchange for cash of $529,623 and 10,672,000 ordinary shares having a fair value of $1,502,467 and, separately, acquired all of the equity interests of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. (collectively "Beijing Enterprise") in exchange for $12,619,738 in cash, including $198,647 in transaction costs, and 42,688,780 ordinary shares having a fair value of $6,000,000. Following an amendment to the acquisition agreement for Beijing Enterprise, the Company repurchased and retired all of the 42,688,780 ordinary shares issued for $4,500,000 in 2004. In connection with these transactions, the Company acquired intangible assets with a fair value of $1,055,000 and goodwill of $16,461,761.

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003

(in U.S. dollars, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Hurray! Holding Co., Ltd. ("Hurray"), a Cayman Islands corporation, and its consolidated subsidiaries and its variable interest entities (collectively the "Company") provide wireless value-added services to mobile phone users delivered over the wireless networks of the two mobile operators and over the fixed wireless networks of the two major fixed-line telecommunication operators in the People's Republic of China ("PRC"). The Company also designs, develops, sells and supports services provisioning and management software, and provides system integration services to a major Chinese mobile operator. In addition, in late 2005 the Company began to focus on music production and distribution following agreements to acquire interests in several music companies. The Company specializes in the development, marketing and distribution of music and entertainment oriented consumer wireless value-added services.

To comply with PRC laws and regulations that restrict direct foreign ownership of telecommunication service businesses in the PRC, the Company conducts substantially all of its business through several variable interest entities: Hurray! Solutions Ltd. ("Hurray! Solutions"), a predecessor to Hurray, Beijing Cool Young Information Technology Co., Ltd., Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co. Ltd. ("Beijing Network"), Beijing Palmsky Technology Co., Ltd. ("Beijing Palmsky"), Beijing Hutong Wuxian Technology Co., Ltd. ("Beijing Hutong"), Guangzhou Piosan Information Technology Co., Ltd. ("Guangzhou Piosan"), and Beijing Hengji Weiye Electronic Commerce Co., Ltd. ("Hengji Weiye") and Hurray! Digital Music Technology Co., Ltd. ("Hurray! Digital Music") (collectively the "Variable Interest Entities").

The Variable Interest Entities have entered into various agreements with Hurray and one of its subsidiaries, including domain name and license agreements and an exclusive cooperation agreement. Under these agreements, the Variable Interest Entities have the exclusive right to use certain domain and trade names of Hurray, and Hurray, through a wholly owned PRC subsidiary, Hurray! Times Communications (Beijing) Ltd. ("Hurray! Times"), is the exclusive provider of technical and consulting services to the Variable Interest Entities. In return, the Variable Interest Entities are required to pay Hurray licensing and service fees for the use of each domain name, trade name and for the technical and consulting services received. The technical and consulting service fees can be, and are, adjusted at Hurray's discretion depending on the level of service provided. Hurray is entitled to receive service fees in an amount up to all of the net income of the Variable Interest Entities. In addition, Hurray has been assigned all voting rights by the direct and indirect owners of the Variable Interest Entities through agreements which are valid for ten years and cannot be amended or terminated except by written consent of all parties. Finally, Hurray has the option to acquire the equity interest of the Variable Interest Entities.

Hurray is the sole beneficiary of the Variable Interest Entities because all the variable interests are held by Hurray and its related parties. Accordingly, the Company consolidates the Variable Interest Entities under Financial Accounting Standard Board ("FASB") Interpretation ("FIN") No.46 (revised), "Consolidation of Variable Interest Entities," which requires certain variable interest entities ("VIE") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

All of Hurray's subsidiaries and Variable Interest Entities are 100% controlled by Hurray either through equity interests or through VIE arrangements, with the exception of Huayi Music, in which Hurray holds a 51% equity interest and is consolidated by the Company as a VIE.

In February 2005, Hurray completed an initial public offering of 6,880,000 American Depositary Shares ("ADSs") on the NASDAQ National Market in the United States of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b) Basis of consolidation

The consolidated financial statements include the financial statements of Hurray, its subsidiaries and Variable Interest Entities. All inter-company transactions and balances have been eliminated upon consolidation.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's financial statements include fair value of acquired intangible assets and goodwill and useful lives for intangible assets and property and equipment.

(d) Significant risks and uncertainties

The Company participates in a dynamic high-technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationships with the mobile and fixed-line telecommunication operators; and risks associated with the Company's ability to attract and retain employees necessary to support its growth.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(f) Restricted cash

Restricted cash represents a U.S. dollar bank account used to partially secure the short-term bank borrowings of the Company. In 2004, the related bank loan was repaid.

(g) Inventories

Inventories comprise equipment purchased for use in system integration services and music CDs and are stated at the lower of cost, determined using the first-in, first-out method, or market.

(h) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and office equipment	3 years
Motor vehicles	5 years
Telecommunication equipment	3 years
Leasehold improvements	Over the lease term

(i) Acquired intangible assets, net

Acquired intangible assets consists of intangible assets acquired through various acquisitions as described in Note 3 and are amortized on a straight-line basis over their expected useful economic lives.

(j) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company's acquisitions as described in Note 3.

The Company tests goodwill for impairment by reporting unit on an annual basis as of January 31 or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The impairment of goodwill is determined by the Company estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information.

The Company performed annual goodwill impairment tests on January 31, 2006, 2005 and 2004, which resulted in no impairment loss.

(k) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(l) Revenue recognition and cost of revenues

Wireless value-added services

Wireless value-added service revenues are derived from providing personalized media, games, entertainment and communication services to mobile phone and personal handy phone (collectively "mobile phones") customers of the various subsidiaries of four major Chinese operators of mobile and fixed-line telecommunication networks, China United Telecommunications Corporation ("China Unicom"), China Mobile Communications Corporation ("China Mobile"), China Telecommunications Corporation ("China Telecom") and China Netcom Communications Group Corporation ("China Netcom") (collectively the "Telecom Operators"). Prior to the year ended December 31, 2005, the Company had not derived any revenues from China Telecom or China Netcom. Fees, negotiated by a network service agreement with the Telecom Operators and indicated in the message received on the mobile phone, for these services are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered. The Company recognizes all revenues in the period in which the services are performed net of business taxes of $1,397,538, $1,149,873 and $468,000 for 2005, 2004 and 2003, respectively.

The Company contracts with the Telecom Operators for the transmission of wireless services as well as for billing and collection services. The Telecom Operators provide the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company's revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company makes an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances.

The Company's financial statements through December 31, 2003 reflect the Company's actual revenues as they appear on the Telecom Operators' statements. For the years ended December 31, 2005 and 2004, the Company recognized approximately 5% of its 2G services on an estimated basis and less than 5% of its 2.5G services on an estimated basis.

The Company measures its revenues based on the total amount paid by mobile phone customers, for which the Telecom Operators bill and collect on the Company's behalf. Accordingly, the service fee paid to the Telecom Operators is included in the cost of revenues. In addition, in respect of 2G services, the Telecom Operators charge the Company a network fee based on a per message fee, which varies depending on the volume of messages sent in the relevant month, multiplied by the excess of messages sent over messages received. These network fees are likewise retained by the Telecom Operators and are reflected as cost of revenues.

The Company evaluates the criteria outlined in Emerging Issues Task Force ("EITF") Issue No.99-19, "Reporting Revenue Gross as Principal Versus Net as an Agent," in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting the fees charged by the Telecom Operators. The Company records the gross amounts billed to its mobile phone customers, as it is the primary obligor in these transactions since it has latitude in establishing prices, is involved in the determination of service specifications, selection of suppliers, and bears credit risk relating to these transactions.

Software and system integration services

Software and system integration services are a total customized solution, which includes software license fees, system design, planning, consulting and integration, and in some cases hardware products and require significant modification and customization to meet the customers specifications outlined in the revenue contract. Revenue from software and system integration services is recognized on the percentage-of-completion method in accordance with Statement of Position ("SOP") 81-1 based on its stage of completion, except for revenues associated with the procurement of hardware which are recognized upon delivery. Provisions for estimated losses on contracts are made in the period in which the anticipated losses become known. The Company has segmented the revenue generated from the sale of hardware products from the remaining software and system integration services as required under the provisions of SOP 81-1. The Company submits separate proposals for each of the deliverables and the customer may accept the software and integration services without accepting the hardware. Values assigned to the hardware revenue segments are based on cost as the Company does not generate any profit from hardware sales.

The Company evaluates the criteria outlined in EITF Issue 99-19 in determining whether it is appropriate to record the gross amount of hardware revenues and related costs or the net amount earned after deducting the amounts paid to the supplier. The Company records the gross amounts billed to its customers as it is the primary obligor in these transactions since it has latitude in establishing prices, is involved in the determination of service specifications and selection of suppliers and bears inventory and credit risk relating to the transaction.

(m) Foreign currency translation

Hurray uses the United States dollar ("U.S. dollar") as its functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than U.S. dollars during the year are converted into US dollars at the applicable rates of exchange prevailing at the last day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of Hurray's subsidiaries and Variable Interest Entities are maintained in Renminbi ("RMB"), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are reflected as a separate component of comprehensive income in the statements of shareholders' equity.

RMB is not fully convertible into U.S. dollars. The rate of exchange for the U.S. dollar quoted by the Bank of China was RMB 8.0702, RMB 8.2765 and RMB 8.2767 on December 31, 2005, 2004 and 2003, respectively.

(n) Product development expenses

Product development expenses consist of content development expenses including compensation and related costs for employees associated with the development and programming of mobile data content and costs for the development of new software products and substantial enhancements to existing software products. These costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

(o) Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(p) Comprehensive income

Comprehensive income includes foreign currency translation adjustments. Comprehensive income is reported in the statements of shareholders' equity.

(q) Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accrued expenses and other current liabilities. The carrying values of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accrued liabilities and other current liabilities approximate their fair values due to their short-term maturities.

(r) Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $969,122, $361,923 and $276,232 in 2005, 2004 and 2003, respectively, and have been included in selling and marketing expenses and cost of revenues.

(s) Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company records compensation expense for employees for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees by recording compensation expense for the services rendered by the non-employees using their estimated fair values.

Had compensation cost for options granted to employees under Hurray's stock option plans been determined based on the fair values at the grant dates, the Company's pro forma income would have been as follows:

	Year ended December 31,		
	2005	2004	2003
Income attributable to ordinary shareholders as reported	$18,618,732	$17,200,050	$4,432,489
Add: Employee stock-based compensation as reported	16,804	—	—
Less: Employee stock-based compensation determined using the fair value method	(1,628,723)	(689,087)	(114,670)
Pro forma income attributable to ordinary shareholders	$17,006,813	$16,510,963	$4,317,819
Basic income per share:			
As reported	$0.01	$0.01	$0.00
Pro forma	$0.01	$0.01	$0.00
Diluted income per share:			
As reported	$0.01	$0.01	$0.00
Pro forma	$0.01	$0.01	$0.00

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing model with the following assumptions used for grants during the applicable period.

	Year ended December 31,		
Option Grants	2005	2004	2003
Average risk-free rate of return	3.27%-3.75%	3.36%-3.45%	3.54%
Weighted average expected option life	3.25 years	4 years	4 years
Volatility rate	65%	95%	95%
Dividend yield	0%	0%	0%

(t) Income per share

Basic income per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(u) Segment reporting

Prior to December 31, 2005, the Company operated and managed its business in two segments, which are wireless value-added services ("WVAS") and software and system integration services ("SI"). WVAS consist of 2G services and 2.5G services. Upon the acquisition of Huayi Music on December 31, 2005, the Company entered into a new segment, music production and artist development ("Music"), in addition to WVAS and SI.

The Company generates its revenues solely in the PRC, and accordingly, no geographical information is provided.

(v) Recently issued accounting standards

In February 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140." SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R is a revision of SFAS 123 and supersedes Accounting Principles Board ("APB25"). SFAS 123R requires all share-based payments to employees including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123R is effective from the beginning of the first fiscal year beginning after June 15, 2005 (as modified by the SEC on April 14, 2005). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. Under APB 25, no stock-based compensation cost had been reflected in the net income of the Company for grants of stock options to employees. On December 20, 2005, the Board of Directors (the "Board") of Hurray approved the acceleration of vesting of approximately 40.0 million unvested stock options, with immediate effect. The primary purpose of the accelerated vesting was to enable the Company to avoid recognizing future compensation expense associated with the accelerated stock options as a result of the Company's adoption of SFAS 123R on January 1, 2006. The acceleration reduced stock-based compensation expense to be recorded under SFAS 123R by approximately $1.1 million beginning in 2006.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 by the Company on January 1, 2006 did not have a material impact on its results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29". SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS 153 in January 2006 did not have a material impact on its financial statements.

(v) Reclassifications

The Company has presented interest income separately in its consolidated statement of operations in 2005 and, accordingly, reclassified certain items of income or expenses in the 2004 and 2003 consolidated statements of operations to conform to current year's presentation.

3. ACQUISITIONS

During the three-year period ended December 31, 2005, the Company made a number of acquisitions of businesses. Each acquisition has been recorded using the purchase method of accounting, and accordingly the acquired assets and liabilities were recorded at their fair values on the dates of acquisitions and the results of their operations have been included in our operations since the dates of their acquisitions. The fair values of the assets and liabilities acquired were estimated by external valuation specialists using a combination of valuation methods, such as "income approach", "market approach" and "cost approach" method, considering, among other factors, forecasted financial performance of the acquired business, market performance, and market potential of the acquired business in China.

(a) 2005 acquisitions

Acquisition of Huayi Music

On December 31, 2005, the Company acquired 51% of the outstanding equity of Huayi Music, which focuses on artist development, music production and off-line distribution of music in China, for a total cash consideration of $4,458,206, of which $196,206 was transaction costs. As part of the agreement, the Company will invest $4,262,000 in cash for 51% of Huayi Music, of which $2,905,000 was payable to the existing shareholders and $1,357,000 was payable into Huayi Music as capital injection. As of December 31, 2005, $3,029,760 had been paid and $1,232,240 was payable into Huayi Music as capital injection and $19,132 of transaction costs was payable.

The final consideration payable by the Company and the respective ownership interests of the shareholders of Huayi Music are subject to adjustment based on the financial performance of Huayi Music following the closing of the transaction. The adjustment is based on Huayi Music's performance in 2006 and 2007 by reference to a benchmark profit of $1,116,700. If the actual net income of Huayi Music is higher than the benchmark profit, the Company will pay the existing shareholders cash equal to 41.5% of the excess based on the actual net profit multiplied by a factor of 6. No adjustment is made if the difference is within 5% of the benchmark profit. The Company has the option to dilute its percentage of interest in Huayi Music instead of paying the additional consideration but its equity interests cannot be lower than 30%.

Total purchase price:	
Cash consideration	$4,262,000
Transaction costs	196,206
	$4,458,206

Purchase price allocation at 51% of Huayi Music:

		Amortization period
Cash and cash equivalents	$143,366	
Capital contribution receivable	628,443	
Accounts receivable	141,710	
Other current assets	146,258	
Acquired intangible assets:		
Artist contracts	1,020,420	6.52 years
Trademark	454,250	Indefinite
Copyright surrogate contract	69,578	5.67 years
Existing record copyright	17,189	3 years
Exclusive VAS agreement	542,408	Indefinite
Non-compete agreement	131,257	Indefinite
Goodwill	1,593,655	N/A
Property and equipment, net	43,567	3 – 5 years
Current liabilities	(473,895)	
Total	$4,458,206	

At the date of acquisition, Huayi Music had a payable of $202,276 due to its minority shareholders, which represents an advance for operational purposes.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2005 and 2004 of the Company and Huayi Music. It has been prepared on the assumption that the acquisition occurred as of January 1, 2004. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,	
	2005	2004
	(unaudited)	(unaudited)
Pro forma total revenue	$62,944,870	$53,440,357
Pro forma income attributable to holders of ordinary shares	17,822,639	16,928,741
Pro forma income per share:		
- basic	$0.01	$0.01
- basic	$0.01	$0.01
Shares used in calculation of pro forma net income per share:		
- basic	$0.01	1,208,512,142
- basic	$0.01	1,572,887,775

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.

Acquisition of Beijing Hutong, Guangzhou Piosan and Hengji Weiye

During 2005, the Company made three other acquisitions of companies in China to expand the Company's portfolio of wireless value-added services in China. The Company acquired the entire equity interests of Beijing Hutong, Guangzhou Piosan and Hengji Weiye for a total cash consideration of $3,406,693, including transaction costs of $135,488. Of the total consideration, an amount payable of $135,065 was outstanding as of December 31, 2005. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Aggregate purchase price allocation –Beijing Hutong, Guangzhou Piosan and Hengji Weiye:

		Amortization period
Cash and cash equivalents	$2,035,565	
Prepaid expenses and other receivables	12,451	
Acquired intangible assets:		
Telecommunication wireless value-added licenses	113,062	4 – 4.25 years
Agreements with Telecom Operators	348,150	1.25 – 3 years
Business transaction codes	166,090	3 years
SMS platform	156,822	7 years
Goodwill	549,504	N/A
Property and equipment, net	105,424	3 – 5 years
Current liabilities	(80,375)	
Total	$3,406,693	

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2005 and 2004 of the Company, Beijing Hutong, Guangzhou Piosan and Hengji Weiye. It has been prepared on the assumption that the acquisitions occurred as of January 1, 2004. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,	
	2005	2004
	(unaudited)	(unaudited)
Pro forma revenue	$63,051,933	$54,540,376
Pro forma income attributable to holders of ordinary shares	18,269,399	16,497,221
Pro forma income per share:		
- basic	$0.01	$0.01
- diluted	$0.01	$0.01
Shares used in calculation of pro forma net income per share:		
- basic	2,092,089,848	1,208,512,142
- diluted	2,129,228,961	1,572,887,775

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.

(b) 2004 acquisitions

The Company acquired certain assets of Beijing Palmsky, a wireless interactive entertainment, media and community value-added services provider, in exchange for cash of $529,623 and 10,672,000 ordinary shares having a value of $1,502,467 and, separately, all of the equity interests of Beijing Enterprise, providers of wireless interactive entertainment, media and community value-added services, in exchange for $12,421,091 cash and 42,688,780 ordinary shares having a value of $6,000,000. Following an amendment to the acquisition agreement in respect of Beijing Enterprise dated November 4, 2004, the Company repurchased and retired all of the 42,688,780 ordinary shares issued for $4,500,000. The repurchase reduced the purchase price and goodwill by $1,500,000. The aggregate purchase price of these acquisitions of $19,151,828 consisted of the following:

Total purchase price:	
Cash consideration	$17,450,714
Value of the ordinary shares issued	1,502,467
Transaction costs	198,647
	$19,151,828

Aggregate purchase price allocation –Beijing Palmsky and Beijing Enterprise:

		Amortization period
Cash and cash equivalents	$921,914	
Accounts receivable	489,883	
Other current assets	461,629	
Acquired intangible assets:		
Software	245,000	1 to 5 years
Software content technology	19,000	3 months
Telecommunication value-added service licenses	59,000	3.5 - 4.5 years
In-process technology	36,000	—
Non-compete agreements	58,000	2 years
Customer base	623,000	1 year
Network service agreement	15,000	1 year
Goodwill	16,461,761	N/A
Property and equipment, net	178,381	3 - 5 years
Current liabilities	(416,740)	
Total	$19,151,828	

The Company recorded a charge of $36,000 at the date of acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method", for purchased in-process technology related to a development project that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2004 and 2003 of the Company, Beijing Enterprise, and Palmsky. It has been prepared on the assumption that the acquisitions occurred as of January 1, 2003. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,	
	2004	2003
	(unaudited)	(unaudited)
Pro forma revenue	$54,439,133	$24,366,950
Pro forma income attributable to holders of ordinary shares	17,651,326	3,444,673
Pro forma income per share:		
- basic	$0.01	$0.00
- diluted	$0.01	$0.00
Shares used in calculation of pro forma net income per share:		
- basic	1,208,512,142	1,088,810,959
- diluted	1,572,887,775	1,343,606,622

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.

(c) 2003 acquisitions

On January 1, 2003, Hurray commenced control over and began to consolidate Hurray! Solutions as a variable interest entity. The Company has allocated the assumed net liabilities as follows:

		Amortization period
Liabilities assumed	$2,846,693	
Acquired intangible assets	212,932	
Customer base	133,761	1 year
Goodwill	2,500,000	N/A
Total	$2,846,693	

In February 2003, Hurray's shareholders purchased the minority interest in Hurray! Solutions from a shareholder, who was the only investor in Hurray! Solutions that did not also have proportionate shareholdings in Hurray. The consideration of $1,449,800 was paid in cash through a series of transactions designed to comply with PRC regulations. Hurray's shareholders contributed the minority interests acquired to Hurray. Since Hurray is the benefactor of the acquisition, it has been accounted for as a minority interest acquisition and shareholder contribution. The value of the minority interest in Hurray! Solutions at the time of the acquisition was zero. Because all assets had been recorded at fair value on January 1, 2003, the entire consideration of $1,449,800 was recorded as goodwill.

4. ACCOUNTS RECEIVABLE

Accounts receivable consist of:

	December 31,	
	2005	2004
Billed receivables	$16,457,248	$10,965,074
Unbilled receivables	1,631,815	917,919
	$18,089,063	$11,882,993

Unbilled receivables represent amounts earned under software and system integration service contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the passage of time or completion of the projects. The Company anticipates that substantially all of such unbilled amounts will be billed within twelve months of the balance sheet date.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31,	
	2005	2004
Staff advances and other receivables	$986,881	$66,195
Advances to suppliers	688,409	121,333
Deferred offering costs	—	1,524,006
Prepaid expenses	183,709	421,422
	$1,858,999	$2,132,956

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of:

	December 31, 2005	December 31, 2004
Furniture and office equipment	$2,777,529	$2,284,581
Motor vehicles	194,372	165,889
Telecommunication equipment	3,584,699	2,954,629
Leasehold improvements	488,485	321,946
	7,045,085	5,727,045
Less: accumulated depreciation and amortization	(4,508,736)	(3,110,062)
	$2,536,349	$2,616,983

7. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2005		
	Gross carrying amount	Accumulated amortization	Net carrying amount
WVAS Segment:			
Amortizable intangible assets			
WVAS license	$426,887	$142,190	$284,697
Customer agreements with Telecom Operators	425,364	140,831	284,533
Business transaction codes	166,539	13,878	152,661
Platform	857,023	502,455	354,568
Customer base	638,424	638,424	—
	2,514,237	1,437,778	1,076,459
Music Segment:			
Amortizable intangible assets			
Artist contracts	1,020,420	—	1,020,420
Copyrights	86,767	—	86,767
	1,107,187	—	1,107,187
Intangible assets with indefinite lives			
Trademark	454,250	—	454,250
Exclusive VAS agreement	542,408	—	542,408
Non-compete agreement	131,257	—	131,257
	1,127,915	—	1,127,915
	2,235,102	—	2,235,102
	$4,749,339	$1,437,778	$3,311,561

	December 31, 2004		
	Gross carrying amount	Accumulated amortization	Net carrying amount
WVAS Segment:			
Amortizable intangible assets			
WVAS license	$304,427	$60,437	$243,990
Customer agreement with Telecom Operators	72,910	32,961	39,949
Platform	444,885	444,885	—
Customer base	622,511	466,885	155,626
	$1,444,733	$1,005,168	$439,565

For the years ended December 31, 2005 and 2004, there were no intangible assets recorded for the SI segment.

Assuming no subsequent impairment of the identified intangible assets recorded as of December 31, 2005, amortization expenses for the net carrying amount of intangible assets with definite lives is expected to be as follows in the succeeding five years:

2006	$ 676,608
2007	441,904
2008	364,938
2009	219,637
2010	191,180
	$1,894,267

8. GOODWILL

	Year ended December 31,			
	2005			2004
	WVAS	Music	Total	WVAS
Balance as of beginning of year	$20,411,784	$—	$20,411,784	$3,949,800
Effect of exchange rate changes	470,976	—	470,976	223
Goodwill arising from acquisitions During the year	549,504	1,593,655	2,143,159	16,461,761
Balance as of the end of year	$21,432,264	$1,593,655	$23,025,919	$20,411,784

For the years ended December 31, 2005 and 2004, there was no goodwill recorded for the SI segment.

9. SHORT-TERM BORROWINGS

At December 31, 2004, short-term bank loans consisted of three bank loans of $604,120, $845,768 and $1,208,240, repayable on different dates, the latest being April 21, 2005, and bore interest at 5.84%. All loans were repaid in 2005. At December 31, 2005 and 2004, Hurray! Times and Beijing Network have provided guarantees for bank credit facilities totaling $24,782,534 (RMB200 million) for Hurray! Solutions to satisfy its ongoing business requirements.

Interest expense and the average interest rate for 2005, 2004 and 2003 were $27,312 and 4.87%, $312,440 and 5.84%, and $389,673 and 5.73%, respectively.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,	
	2005	2004
Accrued payroll	$562,773	$452,582
Value-added tax payable	482,217	875,479
Other accrued expenses	1,178,252	888,797
Accrued welfare benefits	104,769	249,404
Business tax payable	287,481	208,647
Other taxes payable	594,740	74,629
	$3,210,232	$2,749,538

Hurray's PRC subsidiaries are subject to value-added tax at a rate of 17% on revenues from procurement of hardware on behalf of customers and revenues from software and system integration services. Value-added tax payable on revenues is computed net of value-added tax paid on purchases. As part of the PRC's government's policy of encouragement of software development in the PRC approved software is entitled to a rebate of value-added tax. In 2005, the Company received rebates of $649,204 which are included in other income.

Hurray's PRC subsidiaries are also subject to business tax at a rate of 3% on wireless value-added services revenues.

11. RELATED PARTY BALANCE

As of December 31, 2005, the amount was due to a minority shareholder, Beijing Huayi Brothers Advertising Co., Ltd., and was non-interest bearing, unsecured and repayable on demand.

12. INCOME TAXES

Hurray is a tax-exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the "Income Tax Laws"). Pursuant to the PRC Income Tax Laws, Hurray's PRC subsidiaries and variable-interest entities ("VIEs") are generally subject to Enterprise Income Tax at a statutory rate of 33%, which comprises a 30% national income tax and a 3% local income tax. Some of these subsidiaries and VIEs are qualified as high technology enterprises and under PRC Income Tax Laws, they are subject to a preferential tax rate of 15%. In addition, some of Hurray's subsidiaries are Foreign Invested Enterprises ("FIEs") and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first operating year, or a two-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first profitable year. These preferential tax arrangements will expire at various dates between 2006 and 2010. Due to these preferential tax treatments and cumulative tax loss carryforwards, the Company was not subject to any current income tax expense in 2004 and 2003. The aggregate dollar and per share effect of the tax holidays in 2005, 2004 and 2003 were $3,204,827, $1,896,267 and $613,897 and $0.0015, $0.0016 and $0.0006 per share, respectively. For the year ended December 31, 2005, Hurray! Solutions was the only entity subject to tax and current income tax expense was provided accordingly.

Income tax expenses consist of:

	Year ended December 31,		
	2005	2004	2003
Current	$286,372	$—	$—
Deferred	106,974	—	—
	$393,346	$—	$—

The principal components of the deferred tax assets are as follows:

	December 31,	
	2005	2004
Current deferred tax assets (liabilities):		
Revenue recognition	$(703,032)	$—
Accrued expenses and other liabilities	454,577	—
Current deferred tax liabilities – net	$(248,455)	$—
Non-current deferred tax assets:		
Depreciation and mortization	$139,829	$234,125
Net operating loss carry forwards	431,361	439,729
	571,190	673,854
Less: Valuation allowance	(431,361)	(673,854)
Non-current deferred tax assets	$139,829	$—

A reconciliation between statutory income tax rate and the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2005	2004	2003
Statutory tax rate	33.0%	33.0%	33.0%
Tax differential from statutory rate applicable to FIEs	(12.8)%	(18.0)%	(18.0)%
Effect of tax holidays	(16.8)%	(7.5)%	(7.5)%
Non-deductible expenses	9.0%	0.1%	0.3%
Non-taxable income	(9.0)%	(9.3)%	(6.1)%
Change in valuation allowance	(1.3)%	1.7%	(1.7)%
Effective tax rate	2.1%	—	—

At December 31, 2005, tax loss carry forwards amounted to approximately $3.6 million which will expire by 2010. A valuation allowance of $431,361 and $673,854 has been established as of December 31, 2005 and 2004 in respect of the deferred tax assets, respectively, as it is considered more likely than not that the relevant deferred tax asset will not be realized. The valuation allowance at December 31, 2005 decreased from 2004 as some subsidiaries and VIEs became profitable in 2005 and the related deferred tax assets are expected to be realized.

13. SHAREHOLDERS' EQUITY

Ordinary Shares

On July 9, 2004, shareholders of Hurray approved a 20-for-1 stock split of Hurray's ordinary shares and an increase of 2,840,000,000 ordinary shares authorized for issuance, with immediate effect. The ordinary share split and increase in authorized ordinary share capital have been retroactively applied to all periods presented.

On February 8, 2005, Hurray completed an initial public offering of 6,880,000 ADSs, with each ADS representing 100 ordinary shares, at $10.25 per ADS to the public, of which 6,624,339 ADSs were issued by Hurray and 255,661 ADSs were offered by existing shareholders. Total proceeds, net of direct offering expenses, of approximately $59.4 million were received by Hurray as a result of the initial public offering.

Preference Shares

In 2003, Hurray issued 12,347,966 Series A convertible preference shares and warrants to purchase 8,786,077 Series A convertible preference shares for cash proceeds of $8,000,000. The accounting treatment required a beneficial conversion feature on the Series A convertible preference shares to be calculated. The proceeds received in the Series A offerings were first allocated between the convertible instrument and the warrants on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of deemed dividends on Series A convertible preference shares of $153,250. The deemed dividends were amortized from the commitment date to the earliest conversion date of March 31, 2004. Amortization of the deemed dividends was $39,917 and $113,333 for 2004 and 2003, respectively.

On April 30, 2004, pursuant to the Series A convertible preference share agreement, Hurray exercised its clawback rights to repurchase and retire 1,122,546 shares of Series A convertible preference shares at $0.001 per share.

The remaining 16,924,497 shares of Series A convertible preference shares were automatically converted into ordinary shares upon Hurray's initial public offering on February 8, 2005 on a one-to-one basis.

14. STOCK OPTIONS

Hurray's 2002 Incentive Compensation Plan (the "2002 Plan"), 2003 Stock Option Plan (the "2003 Plan") and 2004 Share Incentive Plan (the "2004 Plan," and together with the 2002 Plan and 2003 Plan, the "Plans") allow the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. Under the terms of the Plans, options are generally granted at prices equal to or greater than the fair market value and expire 10 years from the date of grant and generally vest over 3-4 years. The 2002 Plan was terminated upon the adoption of the 2003 Plan in September 2003. In turn, the 2003 Plan was terminated upon the adoption of the 2004 Plan in July 2004. Options granted under the 2002 and 2003 Plans prior to the respective termination dates of such plans are still effective and governed by the applicable plan. As of December 31, 2005, the 2002 and 2003 Plans govern a total of 87,031,700 outstanding options to purchase ordinary shares. Options to purchase 116,115,540 ordinary shares are authorized under the 2004 Plan, of which 12,542,000 options are outstanding and 103,573,540 ordinary shares are available for future option grants as of December 31, 2005.

On December 20, 2005, Hurray's Board approved a plan to accelerate vesting of all outstanding stock options awarded under Hurray's stock option plans that would otherwise be unvested on December 31, 2005. As a result, the Company recorded compensation expense of $16,804 in 2005, which represents the intrinsic value measured at the acceleration date in excess of the original intrinsic value on date of grant for the estimated number of options that, absent the modification, would have expired unexercisable. Approximately 40,021,000 unvested stock options became exercisable effective on January 1, 2006. The exercise prices of the affected stock options range from $0.0705 to $0.1405 per share. The acceleration of vesting did not change the exercise prices or terms of the options.

Prior to Hurray's initial public offering, the Company obtained, subsequent to the dates of grant, a valuation analysis performed by an independent appraiser to determine the fair market value of the Hurray's ordinary shares. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company's business. For grants subsequent to the initial public offering, the Company uses NASDAQ market values to determine the fair market value of Hurray's ordinary shares. Except for a compensation expense associated with the accelerated vesting of stock options stated above, the Company has not recognized any compensation expense in the consolidated financial statements for employee options since the exercise prices were equal to or greater than the fair market values at the dates of grant.

A summary of the stock option activity is as follows:

	Ordinary shares	
	Number of options	Weighted average exercise price
Options outstanding at January 1, 2003	49,512,000	$0.025
Granted	47,212,000	$0.071
Cancelled	(660,000)	$0.036
Options outstanding at December 31, 2003	96,064,000	$0.047
Granted	65,498,000	$0.120
Cancelled	(10,187,780)	$0.096
Options outstanding at December 31, 2004	151,374,220	$0.075
Granted	16,228,000	$0.102
Exercised	(42,158,500)	$0.035
Cancelled	(25,870,020)	$0.110
Options outstanding at December 31, 2005	99,573,700	$0.088

The weighted average per-share fair value of options as of the grant dates was as follows:

	Year ended December 31,		
	2005	2004	2003
Ordinaryshares	$0.10	$0.015	$0.003

The following table summarizes information with respect to stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable	
Exercise Prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
Ordinary shares:					
$0.0250	14,448,200	6.75	$0.0250	14,448,200	$0.0250
$0.0705	31,392,500	7.5	$0.0705	31,392,500	$0.0705
$0.1170	38,532,000	8	$0.1170	38,532,000	$0.1170
$0.1405	2,659,000	8.25	$0.1405	2,659,000	$0.1405
$0.1025	12,542,000	9	$0.1025	12,542,000	$0.1025
Total	99,573,700			99,573,700	

In 2002, Hurray granted 3,000,000 options to purchase ordinary shares to an external consultant in exchange for certain services, which vest over 3 years. The Company recorded compensation expense of

$59,835 in 2003, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	4.51%
Weighted average expected option life	2 years
Volatility rate	95%
Dividend yield	0%

These options were amended as of January 1, 2004 to vest immediately, as a result, Hurray recorded the remaining compensation expense of $70,698 in 2004.

In 2003, Hurray granted 29,000,000 options to purchase ordinary shares to its external consultants and a member of the board of directors in exchange for past services, which vested immediately. The Company recorded compensation expense of $93,721 in 2003, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	3.54%
Weighted average expected option life	1 year
Volatility rate	95%
Dividend yield	0%

In January 2004, Hurray granted 14,000,000 options to purchase ordinary shares to its external consultants in exchange for past services, which vested immediately. Hurray recorded compensation expense of $210,488 in 2004, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	1.29%
Weighted average expected option life	9 months
Volatility rate	95%
Dividend yield	0%

In January 2005, Hurray granted 1,000,000 options to purchase ordinary shares to its external consultants in exchange for past services, which vested immediately. The Company recorded compensation expense of $20,768 in 2005, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	2.77%
Weighted average expected option life	7 months
Volatility rate	65%
Dividend yield	0%

15. WARRANTS

In conjunction with the Series A convertible preference share agreements, Hurray granted 3,087,000 warrants to purchase Series A convertible preference shares (the "Performance Warrants"). The Performance Warrants had an exercise price of $0.001 per share and were exercisable on March 31, 2004 or within 3 months after the publication of 2003 audited financials if the Company's consolidated net income for 2003 did not exceed $2.8 million. The number of warrants could be partially or entirely cancelled if the Company met certain specified performance targets in 2003. If consolidated net income reached $3.5 million then all warrants would be cancelled. All Performance Warrants were cancelled as of December 31, 2003.

In addition, Hurray also granted warrants to purchase 5,699,077 Series A convertible preference shares to a holder of such shares (the "Fidelity Warrants"). The Fidelity Warrants had an exercise price of $0.70186 per share and became exercisable on March 31, 2004 or within 3 months after the publication of 2003 audited financials. The Fidelity Warrants were not subject to any reduction or cancellation clause. On April 7, 2004, the holders of these warrants exercised them and purchased Series A convertible preference shares for a total purchase price of $3,999,955.

The fair value of the warrants was approximately $2.3 million at the grant date, estimated on the basis of the Black-Scholes Pricing model with the following assumptions:

Expected price volatility range	95%
Risk-free interest rate	3.54%
Expected dividend payment rate as a percentage of the stock price on the date of grant	0%
Contractual life of the warrants	1 year

16. SEGMENT INFORMATION

Based on the criteria established by Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information", the Company currently operates in two principal business segments: wireless value-added services ("WVAS") and software and system integration ("SI") services. The wireless value-added services are delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol ("WAP") services, Multimedia Messaging Services ("MMS"), and Java™ services, and through 2G technology platforms, which comprise Short Messaging Services ("SMS"), Interactive Voice Response services ("IVR"), and Color Ring Back Tones ("CRBT"). The software and system integration services include the design, development, licensing, hardware procurement, installation and after-sale support of the Company's VASPro services provisioning and management software platform. Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company does not allocate any operating expenses or any assets, with the exception of newly acquired intangible assets and goodwill, to its business segments as management does not believe that allocating these expenses is useful in evaluating these segments' performance. All financial segment information can be found in the consolidated financial statements and in Notes 7 and 8.

Following its acquisition on December 31, 2005 of Huayi Music, the Company has a third segment, music production and artist development ("Music"). There were no operations in 2005 and the information on the business is provided in Note 3.

Geographic Information

The Company operates in the PRC and all of the Company's long-lived assets are located in the PRC.

17. INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share:

	Year ended December 31,		
	2005	2004	2003
Income attributable to holders of ordinary shares (numerator), basic and diluted	$18,618,732	$17,200,050	$4,432,489
Shares (denominator):			
Weighted average ordinary shares outstanding used in computing basic income per share	2,092,089,848	1,208,512,142	1,088,810,959
Dilutive effect of stock options and warrants	37,139,113	364,375,633	254,795,663
Weighted average ordinary shares outstanding used in computing diluted income per share	2,129,228,961	1,572,887,775	1,343,606,622
Income per share, basic	$0.01	$0.01	$0.00
Income per share, diluted	$0.01	$0.01	$0.00

Ordinary share equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period.

The Company had a weighted-average of 66,481,587, 64,458,142 and 23,929,370 ordinary share options outstanding during the years ended December 31, 2005, 2004 and 2003, respectively, and were excluded in the computation of diluted income per share, as their effect would have been antidilutive, as their exercise prices were above the average market values in such periods.

18. CONCENTRATIONS

(a) Dependence on Telecom Operators

The revenues of the Company are substantially derived from network service agreements with China Unicom and China Mobile. These companies are entitled to a service and network fee for the transmission of wireless value-added services as well as for the billing and collection of services. If the contractual relationships with either company in the PRC are terminated or scaled-back, or if these companies alter the network service agreements in a way that is adverse to the Company, the Company's wireless value-added service business would be adversely affected.

Revenues generated from the mobile phone customers through China Unicom and China Mobile, together with revenues from software and system integration services provided to China Unicom, were as follows:

	Year ended December 31,					
	2005		2004		2003	
	Revenues	%	Revenues	%	Revenues	%
China Unicom	$42,557,321	68%	$43,896,424	82%	$19,212,724	83%
China Mobile	18,969,630	30%	9,543,933	18%	3,910,544	17%

Accounts receivable due from the mobile phone customers through China Unicom and China Mobile, together with receivables from China Unicom under software and system integration contracts, were as follows:

	December 31			
	2005		2004	
	Accounts receivable	%	Accounts receivable	%
China Unicom	$12,289,221	68%	$9,825,276	83%
China Mobile	5,278,674	29%	2,057,717	17%

(b) Credit risk

The Company depends on the billing systems of the Telecom Operators to charge the mobile phone customers through mobile phone bills and to collect payments from customers. The Company generally does not require collateral for its accounts receivable. The Company has not experienced any significant credit losses for any periods presented.

19. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $1,647,503, $824,793 and $577,664 for the years ended December 31, 2005, 2004 and 2003, respectively.

PRC legal restrictions permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company's discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. For the year ended December 31, 2005, 2004 and 2003, the Company's PRC subsidiaries and variable interest entities made appropriations to the general reserve fund of $3,629,408, $1,454,966, and $196,340, respectively. The PRC subsidiaries and variable interest entities elected not to make any appropriations to the enterprise expansion fund and staff bonus and welfare fund in any of the periods presented. As a result of these PRC laws and regulations, the PRC subsidiaries are restricted from transferring a portion of their net assets to the Company. Restricted net assets were approximately $60.1 million and $46.6 million, as of December 31, 2005 and 2004, respectively. Accordingly, the Company has included Schedule 1 in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

20. COMMITMENTS AND CONTINGENCIES

Operating leases as lessee

The Company leases certain office premises under non-cancelable leases, which expire in 2007. Rent expense under operating leases for 2005, 2004 and 2003 was $1,051,276, $900,552 and $433,002, respectively.

Future minimum lease payments under non-cancelable operating lease agreements were as follows:

December 31,	
2006	$761,007
2007	7,479
Total	$768,486

Artist contracts

Huayi Music has non-cancelable agency agreements with certain artists that provide for minimum payments. Future minimum payments were as follows:

December 31,	
2006	$327,129
2007	198,260
2008	198,260
2009	198,260
Total	$921,909

21. SUBSEQUENT EVENTS

Grant of restricted shares

On February 7, 2006, the Company granted restricted purchase share awards, in lieu of stock options, under Hurray's 2004 Share Incentive Plan (the "2004 Plan") to certain officers and senior management. These restricted shares vest on an annual basis equally over three years, 33.33% on each anniversary of the grant date. On February 7, 2006, Hurray granted 33,000,000 restricted shares to its employees pursuant to the 2004 Plan which resulted in stock-based compensation expense of $1.6 million to be recognized over the applicable vesting period.

Acquisition of Magma

In December 2005, the Company signed a set of definitive agreements to acquire 100% of the equity interest in Shanghai Magma Digital Technology Co., Ltd. ("Magma"), a leading developer and publisher of wireless Java games in China. The Company will pay a total of US$4.1 million in cash for the 100% equity interest in Magma, which is subject to adjustments based on the financial performance of Magma's business in certain periods following the closing of the acquisition. As of December 31, 2005, the Company had paid

$408,965 related to this acquisition. The Company established effective control over Magma on January 1, 2006 and Magma will be consolidated from January 1, 2006.

Investment in Freeland Music

In November 2005, the Company entered into an agreement to acquire 60% of the outstanding equity interest of Beijing Freeland Infinity Digital Music Technology Co., Ltd. ("Freeland Music") from Free land group, which is a group of affiliated companies in China engaged in the production and distribution of audio and video media products. In this acquisition, Freeland group has injected its music business into the newly formed company, Freeland Music, which following the closing of the acquisition is 60% owned by the Company and 40% owned by Freeland group. The total consideration for the acquisition is $7,560,000 in cash, of which $2,160,000 is payable to the existing shareholders of Freeland Music and $5,400,000 will be paid into Freeland Music as capital injection. The consideration payable by the Company and the respective ownership interests of the parties in Freeland Music are subject to adjustment based on the financial performance of Freeland Music during the one year period following the closing of the acquisition. As of December 31, 2005, the Company had paid $736,507 related to this acquisition. The Company established effective control over Freeland Music on January 1, 2006, and Freeland Music will be consolidated from that date.

Share Repurchase

In February 2006, the Board approved a stock repurchase program whereby Hurray may repurchase up to $15.0 million of its issued and outstanding ADSs in open-market transactions. The timing and dollar amount of repurchase transactions will be determined by the Board depending on market conditions and will be subject to regulatory requirements.

*****

SCHEDULE 1

These financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

HURRAY! HOLDING CO., LTD.
FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

	December 31, 2005	December 31, 2004
	(in U.S. dollars, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$60,903,215	$418,267
Prepaid expenses and other current assets	430,649	555,993
Total current assets	61,333,864	974,260
Investments in subsidiaries and affiliates	56,745,828	40,065,048
Total assets	$118,079,692	$41,039,308
Liabilities and shareholders' equity		
Current liabilities:		
Accrued expenses and other current liabilities	$435,929	$211,161
Amounts due to subsidiaries and variable interest entities	1,243,091	4,556,596
Payroll withholding taxes payable	504,945	—
Total current liabilities	2,183,965	4,767,757
Shareholders' equity:		
Series A convertible preference shares ($0.001 par value; 22,000,000 shares authorized; nil and 16,924,497 shares issued and outstanding as of December 31, 2005, and 2004, respectively)	—	16,925
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,229,754,340 and 1,186,672,000 shares issued and outstanding as of December 31, 2005, and 2004, respectively)	111,488	59,334
Subscription receivable	—	(50,880)
Additional paid-in capital	75,885,732	14,966,397
Retained earnings	39,898,507	21,279,775
Total shareholders' equity	115,895,727	36,271,551
Total liabilities and shareholders' equity	$118,079,692	$41,039,308

HURRAY! HOLDING CO., LTD.
FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

	Year ended December 31,		
	2005	2004	2003
	(in U.S. dollars, except share data)		
Operating expenses			
Product development (represents stock-based compensation expense of $4,886, $60,140 and $16,628 for the years ended December 31, 2005, 2004 and 2003, respectively)	$4,886	$60,140	$16,628
Selling and marketing (including stock-based compensation expense of $9,911, $221,046 and $115,765 for the years ended December 31, 2005, 2004 and 2003, respectively)	187,111	324,526	115,765
General and administrative (including stock-based compensation expense of $22,775, nil and $21,163 for the years ended December 31, 2005, 2004 and 2003, respectively)	1,411,309	103,646	41,827
Loss from operations	(1,603,306)	(488,312)	(174,220)
Interest income (expense)	1,291,258	341	(865)
Equity in earnings of subsidiaries and variable interest entities	18,930,780	17,727,938	4,720,907
Net income	18,618,732	17,239,967	4,545,822
Deemed dividends on Series A convertible preference shares	—	(39,917)	(113,333)
Income attributable to holders of ordinary shares	$18,618,732	$17,200,050	$4,432,489

HURRAY! HOLDING CO., LTD.
FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)
(in U.S. dollars, except share data)

	Series A convertible preference shares		Ordinary shares						
	Shares	Amount	Shares	Amount	Warrants	Subscription receivable	Additional paid-in capital	Retained earnings	Total shareholders' equity
Balance as of January 1, 2003	—	$—	734,000,000	$36,700	$—	$(35,000)	$1,203,630	$(352,764)	$852,566
Issuance of ordinary shares	—	—	442,000,000	22,100	—	(15,880)	—	—	6,220
Issuance of Series A convertible preference shares (net of share issuance costs of 309,066)	12,347,966	12,348	—	—	2,287,966	—	5,390,620	—	7,690,934
Stock options issued to non-employees	—	—	—	—	—	—	153,556	—	153,556
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	113,333	(113,333)	—
Net income	—	—	—	—	—	—	—	4,545,822	4,545,822
Balance as of January 1, 2003	12,347,966	12,348	1,176,000,000	58,800	2,287,966	(50,880)	6,861,139	4,079,725	13,249,098
Issuance of ordinary shares related to acquisitions of Beijing Palmsky and Beijing Enterprise	—	—	53,360,780	2,668	—	—	7,499,799	—	7,502,467
Repurchase of ordinary shares related to acquisition of Beijing Enterprise	—	—	(42,688,780)	(2,134)	—	—	(5,997,866)	—	(6,000,000)
Exercise of warrants	5,699,077	5,699	—	—	(2,287,966)	—	6,282,222	—	3,999,955
Repurchase of Series A convertible preference shares	(1,122,546)	(1,122)	—	—	—	—	—	—	(1,122)
Stock options issued to non-employees	—	—	—	—	—	—	281,186	—	281,186
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	39,917	(39,917)	—
Net income	—	—	—	—	—	—	—	17,239,967	17,239,967
Balance as of December 31, 2004	16,924,497	16,925	1,186,672,000	59,334	—	(50,880)	14,966,397	21,279,775	36,271,551
Initial public offering of shares, net of offering costs $8,655,528	—	—	662,433,900	33,121	—	—	59,394,269	—	59,427,390
Conversion of preferred shares	(16,924,497)	(16,925)	338,489,940	16,925	—	—	—	—	—
Collection of subscription receivable	—	—	—	—	—	50,880	—	—	50,880
Stock-based compensation on accelerated vesting of stock options	—	—	—	—	—	—	16,804	—	16,804
Stock options issued to non-employees	—	—	—	—	—	—	20,768	—	20,768
Exercise of stock options	—	—	42,156,500	2,108		—	1,487,494	—	1,489,602
Net income	—	—	—	—	—	—	—	18,618,732	18,618,732
Balance as of December 31, 2005	—	$—	2,229,752,340	$111,488	$—	$—	$75,885,732	$39,898,507	$115,895,727

HURRAY! HOLDING CO., LTD.
FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

	Year ended December 31,		
	2005	2004	2003
		(in U.S. dollars)	
Operating activities:			
Income attributable to holders of ordinary shares	$18,618,732	$17,200,050	$4,432,489
Deemed dividends on Series A convertible preference shares	—	39,917	113,333
Net income	18,618,732	17,239,967	4,545,822
Adjustments to reconcile net income to cash used by operating activities:			
Stock-based compensation expense	37,572	281,186	153,556
Equity in earnings of subsidiaries and affiliates	(18,930,780)	(17,727,938)	(4,720,907)
Changes in assets and liabilities:			
Prepaid expenses and other current assets	(807,662)	(177,200)	120,000
Amounts due from subsidiaries and variable interest entities	—	183,144	56,856
Accrued expenses and other current liabilities	224,768	(26,113)	37,274
Payroll withholding taxes payable	504,945	—	—
Amounts due to subsidiaries and variable interest entities	(1,063,505)	56,596	—
Net cash (used in) provided by operating activities	(1,415,930)	(170,358)	192,601
Investing activities:			
Investment in subsidiaries and variable interest entities	(62,350)	(8,612,448)	(2,518,288)
Net cash used in investing activities	(62,350)	(8,612,448)	(2,518,288)
		(in U.S. dollars)	
Financing activities:			
Proceeds from the issuance of ordinary shares upon initial public offering, net of offering costs of $7,578,637 (offering costs of $7,399,844, $178,793 and $nil was paid for the years ended December 31, 2005, 2004 and 2003, respectively)	60,422,746	(178,793)	—
Proceeds from the issuance of ordinary shares	—	—	6,220
Proceeds from the issuance of Series A convertible preference shares	—	—	7,690,934
Payment to repurchase Series A convertible preference shares	—	(1,122)	—
Proceeds from exercise of warrants to repurchase Series A convertible preference shares	—	3,999,955	—
Collection of subscription receivable	50,880	—	—
Proceeds from exercise of stock options	1,489,602	—	—
Net cash provided by financing activities	61,963,228	3,820,040	7,697,154
Net increase (decrease) in cash and cash equivalents	60,484,948	(4,962,766)	5,371,467
Cash and cash equivalents, beginning of year	418,267	5,381,033	9,566
Cash and cash equivalents, end of year	$60,903,215	$418,267	$5,381,033

Corporate information

Board of Directors

Qindai Wang
Chairman and Chief Executive Officer, HRAY

Jesse Liu
Chief Financial Officer and Senior Vice President, HRAY

Robert Mao
CEO, Nortel Networks (China), Ltd.

Alan Powrie
Retired Partner, Deloitte Touche Tohmatsu, Hong Kong

Suberna Shringla
Partner, Team Ventures

Songzuo Xiang
Director, HRAY

Shudan Zhang
Director, HRAY

Corporate Officers

Qindai Wang
Chairman and Chief Executive Officer

Jesse Liu
Chief Financial Officer and Senior Vice President

Shaojian (Sean) Wang
President and Chief Operating Officer

Haoyu (Harry) Yang
Senior Vice President

Corporate Governance

Audit Committee
Alan Powrie (Chairman), Suberna Shringla, and Robert Mao

Compensation Committee
Robert Mao (Chairman), Suberna Shringla, and Alan Powrie

Nominating Committee
Suberna Shringla (Chairman), Robert Mao and Alan Powrie

Corporate Headquarters

3/F, China Resources Building
No.8, Jianguomenbei Avenue
Dongcheng District
Beijing 100005, P.R.China
Tel: +8610 65188989
Fax: +8610 85191531

Market Data

Exchange: Nasdaq National Market
Ticker: HRAY

Transfer Agent for Odinary Shares

RBC Dexia Corporate Services
Hong Kong Ltd.
51/F., Central Plaza
18 Harbour Road, Hongkong

Depositary for ADRs

Citibank, N.A.
111 Wall Street
New York, New York 10043

Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu CPA Ltd.
8/F Office Tower W2
The Towers, Oriental Plaza
1 East Chang An Avenue
Beijing 100738, PRC

Legal Counsel

Morrison & Foerster LLP
Edinburgh Tower, 41/F, The Landmark
15 Queen's Road Central, Hong Kong

Investor Relations

Yangfei (Phoebe) Meng
Investor Relations Manager
Tel: +8610 65188989 ext. 6806
Fax: +8610 85191531
Email: yfmeng@hurray.com.cn

*A copy of this annual report can be found online at www.hurray.com

HURRAY!

Hurray! Holding Co., Ltd.
3/F, China Resources Building,
No.8, Jianguomenbei Avenue, Dongcheng District, Beijing 100005
People's Republic of China
Tel: +8610 6518 8989
Fax: +8610 8519 1531